PROSPECTUS	Filed Pursuant to Rule 424(b)(3) Registration No. 333-284657

Datavault AI Inc.

4,887,267 Shares of Common Stock

9,354,058 Shares of Common Stock

Issuable Upon Exercise of Certain Common Stock Purchase Warrants

This prospectus relates to the offer and resale of (a) up to an aggregate of 887,356 shares (the “Side Letter Shares”) of common stock, par value $0.0001 per share (“Common Stock”), of Datavault AI Inc., a Delaware corporation (the “Company”, “we”, “us” or “our”), issued pursuant to that certain side letter agreements between the Company and each Warrant Holder (as defined below), entered into on September 10, 2024 (the “Side Letter Agreements”), (b) up to an aggregate of 5,391,746 shares (the “Side Letter Warrant Shares”) of Common Stock, issuable upon exercise of certain common stock purchase warrants issued on December 20, 2024 pursuant to the Side Letter Agreements (the “Side Letter Warrants”), (c) up to an aggregate of 1,448,609 shares (the “September Inducement Warrant Shares”) of Common Stock issuable upon exercise of certain common stock purchase warrants issued to the Warrant Holders between September 10, 2024 and the end of 2024 (the “September Inducement Warrants”) pursuant to certain inducement agreements between the Company and each Warrant Holder entered into on September 10, 2024 (collectively, the “September Inducement Agreements”), (d) up to an aggregate of 2,513,703 shares (the “December Inducement Warrant Shares,” and together with the Side Letter Warrant Shares and September Inducement Warrant Shares, the “Warrant Shares”) of Common Stock issuable upon exercise of certain common stock purchase warrants issued to the Warrant Holders in December 2024 (the “December Inducement Warrants” and together with the September Inducement Warrants and the Side Letter Warrants, the “Warrants”) pursuant to certain inducement agreements between the Company and each Warrant Holder entered into on December 20, 2024 (collectively, the “December Inducement Agreements”), and (e) up to 3,999,911 shares (the “DVH Shares,” and together with the Side Letter Shares and the Warrant Shares the “Shares”) of Common Stock held by Data Vault Holdings Inc. (“DVH”). The holders of the Side Letter Shares and the Warrants are collectively referred to as the “Warrant Holders.” The Warrant Holders and DVH are collectively referred to as the “Selling Stockholders.”

For additional information regarding the issuance of the Side Letter Shares, the Side Letter Warrants and the September Inducement Warrants to the Warrant Holders, see “September 2024 Warrant Transaction” on page 23. For additional information regarding the issuance of the December Inducement Warrants to the Warrant Holders, see “December 2024 Warrant Inducement Transaction” on page 24. For additional information regarding the DVH Shares, see “DVH Shares” on page 25.

This prospectus also covers any additional shares of Common Stock that may become issuable upon any adjustment pursuant to the terms of the Warrants issued to the Selling Stockholders by reason of stock splits, stock dividends, and other events described therein.

The Shares will be resold from time to time by the Selling Stockholders listed in the section titled “Selling Stockholders” beginning on page 26.

The Selling Stockholders, or their respective transferees, pledgees, donees or other successors-in-interest, will sell the Shares through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The Selling Stockholders may sell any, all or none of the securities offered by this prospectus, and we do not know when or in what amount the Selling Stockholders may sell their Shares hereunder following the effective date of this registration statement. We provide more information about how a Selling Stockholder may sell its Shares in the section titled “Plan of Distribution” on page 35.

We are registering the Shares on behalf of the Selling Stockholders, to be offered and sold by them from time to time. While we will not receive any proceeds from the sale of the Shares by the Selling Stockholders in the offering described in this prospectus, we may receive $2.21 per share for the September Inducement Warrants and $1.70 per share for the December Inducement Warrants (each, subject to adjustment as further described below) upon their cash exercise. The Side Letter Warrants contain an “alternative cashless exercise” feature, pursuant to which the Warrant Holders may exercise for an aggregate number of shares of Common Stock equal to the total number of the Side Letter Warrant Shares without any cash payment, and we anticipate that all exercises of the Side Letter Warrants will be effected in this fashion. If the September Inducement Warrants and the December Inducement Warrants are exercised in full at their respective current exercise price per share, we will receive aggregate gross proceeds of approximately $7,474,721. If the exercise price is adjusted downwards, either pursuant to the terms of anti-dilution features of such warrants or certain cashless exercise provisions, we will receive less aggregate gross proceeds if any of the Warrants are exercised at such lower price. We cannot predict when and in what amounts or if the Warrants will be exercised, and it is possible that the Warrants may expire and never be exercised, in which case we would not receive any cash proceeds. We have agreed to bear all of the expenses incurred in connection with the registration of the Shares. The Selling Stockholders will pay or assume discounts, commissions, fees of underwriters, selling brokers or dealer managers and similar expenses, if any, incurred for the sale of the Shares.

Our Common Stock is currently listed on the Nasdaq Capital Market under the symbol “DVLT”.

This offering will terminate on the earlier of (i) the date when all of the securities registered hereunder have been sold pursuant to this prospectus or Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and (ii) the date on which all of such securities may be sold pursuant to Rule 144 without volume or manner-of-sale restrictions, unless we terminate it earlier.

Investing in our Common Stock involves risks. You should carefully review the risks described under the heading “Risk Factors” beginning on page 6 and in the documents which are incorporated by reference herein before you invest in our Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 14, 2025.

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ABOUT THIS PROSPECTUS

This prospectus describes the general manner in which the Selling Stockholders may offer from time to time up to 14,241,325 shares of Common Stock. You should rely only on the information contained in this prospectus and the related exhibits, any prospectus supplement or amendment thereto and the documents incorporated by reference, or to which we have referred you, before making your investment decision. Neither we nor the Selling Stockholders have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus, any prospectus supplement or amendments thereto do not constitute an offer to sell, or a solicitation of an offer to purchase, the shares of Common Stock offered by this prospectus, any prospectus supplement or amendments thereto in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. You should not assume that the information contained in this prospectus, any prospectus supplement or amendments thereto, as well as information we have previously filed with the U.S. Securities and Exchange Commission (the “SEC”), is accurate as of any date other than the date on the front cover of the applicable document.

If necessary, the specific manner in which the shares of Common Stock may be offered and sold will be described in a supplement to this prospectus, which supplement may also add, update or change any of the information contained in this prospectus. To the extent there is a conflict between the information contained in this prospectus and any prospectus supplement, you should rely on the information in such prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in this prospectus or any prospectus supplement — the statement in the document having the later date modifies or supersedes the earlier statement.

Neither the delivery of this prospectus nor any distribution of shares of Common Stock pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated by reference into this prospectus or in our affairs since the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since such date.

When used herein, unless the context requires otherwise, references to “Datavault”, the “Company”, “we”, “our” or “us” refer to Datavault AI Inc., a Delaware corporation, and its subsidiaries on a consolidated basis.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any amendment and the information incorporated by reference into this prospectus, including the sections entitled “Risk Factors”, contain “forward-looking statements” within the meaning of Section 21(E) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act. These forward-looking statements include, without limitation: statements regarding new products or services; statements concerning litigation or other matters; statements concerning projections, predictions, expectations, estimates or forecasts for our business, financial and operating results and future economic performance; statements of our management’s goals and objectives; statements concerning our competitive environment, availability of resources and regulation; trends affecting our financial condition, results of operations or future prospects; our financing plans or growth strategies; and other similar expressions concerning matters that are not historical facts. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes” and “estimates,” and variations of such terms or similar expressions, are intended to identify such forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by which, that performance or those results will be achieved. Forward-looking statements are based on information available at the time they are made and/or our management’s good faith belief as of that time with respect to future events. Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements due to a number of factors including, but not limited to, those set forth under the heading “Risk Factors” in this prospectus, as well as other risks discussed in documents that we file with the SEC.

Forward-looking statements speak only as of the date they are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should review our subsequent reports filed with the SEC described in the sections of this prospectus and the accompanying prospectus entitled “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference,” all of which are accessible on the SEC’s website at www.sec.gov.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made based on such data and other similar sources and on our knowledge of the markets for our products. These data sources involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates.

We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information may be imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus and in any documents that we incorporate by reference into this prospectus and the registration statement of which this prospectus forms a part. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus or incorporated by reference into this prospectus. This summary does not contain all of the information that you should consider before investing in our Common Stock. You should carefully read this entire prospectus, and our other filings with the SEC, including the following sections, which are either included herein and/or incorporated by reference herein, “Risk Factors”, “Special Note Regarding Forward-Looking Statements”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements incorporated by reference herein, before making a decision about whether to invest in our securities.

Company Overview

We are an emerging technology company and our primary business focus is to enable mainstream consumers and audio enthusiasts to experience high quality wireless audio. We intend to continue selling our proprietary wireless modules to consumer electronics companies while also expanding our focus to implement a lower cost solution by porting our IP software onto commercially available internet of things (“IoT”), modules with integrated Wi-Fi technology.

Our technology addresses some of the main issues that we perceive are hindering the growth of the home theater: complexity of installation and cost. We believe that consumers want to experience theater quality surround sound from the comfort of their homes. However, wired home theater systems often require expensive audio-visual (or AV), receivers to decode the audio stream, leaving the consumer with the burden of concealing the wires. Hiring a professional to hide the wires into the walls or floor is invasive, complicated, costly and time consuming. Further, people who rent as opposed to own may not be able to install these systems as the installation construction needed may not be permitted under a lease agreement. Our first-generation wireless technology addresses these problems by transmitting wireless audio to each speaker at Blu-ray quality (uncompressed 24-bit audio up to 96 kHz sample rates) and emphasizing ease of setup. To our knowledge, our custom chips and modules technology is one of the few technologies available today that can stream up to eight (8) separate wireless audio channels with low latency, removing lip-sync issues between the audio and video sources. In addition, every speaker within a system that utilizes our technology can be synchronized to less than one microsecond, thus eliminating phase distortion between speakers. Our first-generation technology shows that wireless home theater systems are viable home audio solutions for the average consumer and audio enthusiast alike.

Current research and development investments focus on developing Wi-Fi compatible IP software for transmitting multichannel wireless audio for which patent applications have been submitted. A software solution enables smart devices that have Wi-Fi and video media to deliver surround sound audio and allows us to port our wireless audio technology to popular Wi-Fi based modules and systems on a chip (or SOC), that is currently in production. The Company’s “Discovery” module first announced in January 2021 is the first IoT module solution with our embedded wireless audio software that specifically targets the high growth Dolby ATMOS soundbar market with a low-cost transceiver. The Discovery module is capable of supporting ATMOS configurations up to 5.1.4. requiring five separate wireless audio channels. Our goal is to continue to commercialize and improve performance of a software based-solution, which other brands can integrate into their devices, that will (i) reduce integration costs for mass market use, (ii) utilize Wi-Fi for wireless connectivity, making it easy to integrate into today’s high volume, low cost SOC and modules, (iii) provide a low power consumption option to allow for use in battery powered devices, and (iv) provide compatibility with popular consumer electronic operating systems.

On December 31, 2024, pursuant to an asset purchase agreement by and between the Company and DVH dated as of September 4, 2024 (as amended prior to the closing of such transaction, the “Asset Purchase Agreement”), we completed our previously announced asset purchase (the “Asset Purchase”) of information technology assets, certain patents and trademarks (collectively, the “Acquired Assets”) from DVH. Upon completion of this transaction, our business includes being a licensing and a Web 3.0 company leading enterprise operation into the transformation of Data Assets into actionable intelligence delivered on a new perceptual and experiential data display and objectified data assets into cash. We own patented technologies that allow our customers to create, observe (see or visualize, experience or perceive), value (price with patented generative AI DataValue® and DataScore®) and buy and sell data assets on our patented Information Data Exchange®.

Summary of Risk Factors

An investment in our Common Stock involves a high degree of risk. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

•	We need financing in the near term to support our ongoing operations and if we do not raise sufficient capital in the short term, we may be forced to cease operations, liquidate our assets and possibly seek bankruptcy protection or engage in a similar process;

•	We have incurred losses since inception;

•	Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern;

•	We are currently being monitored by Nasdaq for compliance with certain continued listing requirements and, if we are unable to maintain compliance with all applicable continued listing requirements and standards of Nasdaq, our Common Stock could be delisted from Nasdaq;

•	We depend upon the timely delivery of products from our vendors and purchases from our partners and customers;

•	Failure to protect our intellectual property rights could adversely affect our business;

•	We may be subject to IP rights claims by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies;

•	The Selling Stockholders may choose to sell the Shares at prices below the current market price;

•	A large number of shares of Common Stock may be sold in the market following this offering, which may significantly depress the market price of our Common Stock;

•	The market price for our Common Stock is particularly volatile given our status as a relatively unknown company with a small and thinly traded public float, and lack of profits, which could lead to wide fluctuations in our share price;

•	In the event that our Common Stock is delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in shares of our Common Stock because they may be considered penny stocks and thus be subject to the penny stock rules;

•	We will have broad discretion as to the proceeds that we receive from the cash exercise by any holder of the Warrants, and we may not use the proceeds effectively;

•	You may experience future dilution as a result of issuance of the Shares, future equity offerings by us and other issuances of our Common Stock or other securities. In addition, the issuance of the Shares and future equity offerings and other issuances of our Common Stock or other securities may adversely affect our Common Stock price;

•	Substantial future sales of shares of our Common Stock could cause the market price of our Common Stock to decline;

•	We could issue “blank check” preferred stock without stockholder approval with the effect of diluting then current stockholder interests and impairing their voting rights; and provisions in our charter documents could discourage a takeover that stockholders may consider favorable; and

•	We do not intend to pay dividends on shares of our Common Stock for the foreseeable future.

Corporate Information

We were formed as a Delaware limited liability company on July 23, 2010 and converted into a Delaware corporation, effective December 31, 2017. We run our operations through Datavault AI Inc., as well as through our wholly-owned subsidiary, WiSA, LLC, a Delaware limited liability company.

Our principal executive office is located at 15268 NW Greenbrier Pkwy, Beaverton, Oregon 97006 and our telephone number is (408) 627-4716. Our website address is www.wisatechnologies.com. The website for our associated brands, manufacturers and influencers within the consumer electronics industry, the WiSA Association, is http://www.wisaassociation.org. The information contained on, or that can be accessed through, our websites is not incorporated by reference into this prospectus and is intended for informational purposes only.

ABOUT THIS OFFERING

This prospectus relates to the offer and resale by the Selling Stockholders of up to 14,241,325 shares of Common Stock. All of the Shares, if and when sold, will be sold by the Selling Stockholders. The Selling Stockholders may sell the Shares from time to time at prevailing market prices or at privately negotiated prices.

Shares offered by the Selling Stockholders:	Up to 14,241,325 shares of Common Stock.

Shares of Common Stock outstanding after completion of this offering (assuming full exercise of the Warrants that are exercisable for the Warrant Shares offered hereby):	61,388,118 (1)

Use of proceeds:	We will not receive any of the proceeds from any sale of the Shares by the Selling Stockholders. We may receive up to $7,474,721 in gross proceeds from cash exercises of the Warrants, if exercised in full, based on the per share exercise price of $2.21 for the September Inducement Warrants and $1.70 for the December Inducement Warrants and assuming that all exercises of the Side Letter Warrants will be effected as “alternative cashless exercises” pursuant to such warrants. If the exercise price is adjusted downwards pursuant to the terms of anti-dilution features of such warrants or certain cashless exercise provisions, we will receive less aggregate gross proceeds if any of the Warrants are exercised at such lower price. Any proceeds that we receive from the exercise of the Warrants will be used for working capital, capital expenditures, product development, and other general corporate purposes, including investments in sales and marketing in the United States and internationally. See “Use of Proceeds.”

Risk factors:	An investment in our securities involves substantial risk. You should read carefully the “Risk Factors” section on page 5 of this prospectus, and under similar headings in the other documents incorporated by reference into this prospectus. Additional risks and uncertainties not presently known to us or that we currently deem to be immaterial may also impair our business and operations.

Nasdaq symbol for Common Stock:	“DVLT”

(1)	Shares of our Common Stock that will be outstanding after this offering is based on 52,034,060 shares of Common Stock outstanding as of January 30, 2025, but excludes the following as of such date: (i) up to an aggregate of 13,534,334 shares of Common Stock issuable upon exercise of our outstanding common stock purchase warrants (excluding the Warrant Shares offered hereby), (ii) 14 restricted stock units (“RSUs”) that have been issued but have not vested and (iii) up to an aggregate of 2,813 shares of Common Stock issuable upon conversion of all outstanding shares of Series B Preferred Stock (as defined below) (which shares of Series B Preferred Stock assume the exercise of all 1,750 Series B Preferred Stock purchase warrants).

RISK FACTORS

An investment in the securities offered under this prospectus involves a high degree of risk. You should carefully consider and evaluate all of the information contained in this prospectus and in the documents that we incorporate by reference herein before you decide to invest in our securities. In particular, you should carefully consider and evaluate the risks and uncertainties described under the heading “Risk Factors” in this prospectus and in the documents incorporated by reference herein. Investors are further advised that the risks described below may not be the only risks we face. Additional risks that we do not yet know of, or that we currently think are immaterial, may also negatively impact our business operations or financial results. Any of the risks and uncertainties set forth in this prospectus and in the documents incorporated by reference herein, as updated by annual, quarterly and other reports and documents that we file with the SEC and incorporate by reference into this prospectus, could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the value of our securities.

Risks Related to the Asset Purchase

Our ability to successfully operate and grow business related to the Transferred Assets will be largely dependent upon the efforts of Nathaniel Bradley, who became our Chief Executive Officer upon closing of the Asset Purchase. The loss of any of such key personnel could negatively impact the business and operations of the Company and its ability to grow the business related to the Acquired Assets.

Our ability to successfully operate and grow business related to the Acquired Assets following the Asset Purchase will be dependent upon the efforts of Nathaniel Bradley, who became our Chief Executive Officer upon consummation of the Asset Purchase. Although we expect Nathaniel Bradley to remain with the Company, it is possible that we will lose some key personnel, and the loss of their services could have a material, adverse effect on the business and operations the Company or the ability to grow the Company’s business.

If the Asset Purchase’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of our securities may decline.

If the benefits of the Asset Purchase after its closing do not meet the expectations of investors or securities analysts, the market price of our Common Stock may decline. Fluctuations in the price of our Common Stock could contribute to the loss of all or part of your investment. If an active market for our Common Stock develops and continues, the trading price of our Common Stock following the Asset Purchase could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of these factors could have a material adverse effect on your investment in our Common Stock and our Common Stock may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our Common Stock may not recover and may experience a further decline.

Risks Related to Our Financial Condition

Our revenue and loss from operations forecasts are subject to change as a result of a variety of risks and uncertainties.

Our revenue and loss from operations forecasts can change as a result of a variety of factors including but are not limited to changes in sales levels, unexpected increases in product costs and increases in operating costs. Significant changes from our current forecasts, including but not limited to: (i) shortfalls from projected sales levels; (ii) unexpected increases in product costs; (iii) increases in operating costs; and (iv) inability to regain and maintain compliance with the Nasdaq continued listing requirements, could have a material adverse impact on our ability to access the level of funding necessary to continue our operations at current levels. If any of these events occurs or if we are not able to secure additional funding, we may be forced to make reductions in spending, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm our business, revenues, results of operations and future prospects.

We need financing in the near term to support our ongoing operations. If we do not raise sufficient capital in the short term, we may be forced to cease operations, liquidate our assets and possibly seek bankruptcy protection or engage in a similar process.

We are currently operating at a loss and our cash position is insufficient to fund operations in the near term. As such, we need additional financing to implement our business plan and to service our ongoing operations. We believe that current cash on hand, prior to the receipt of any proceeds from the exercise of the Warrants, is not sufficient to fund our immediate operational needs. There can be no assurance that we will be able to secure any needed funding, or that if such funding is available, the terms or conditions would be acceptable to us. If we are unable to obtain additional financing in the short term, we will be required to divest all or a portion of our business or otherwise liquidate, wind-up, restructure or curtail our operations and product development timeline. We may seek additional capital through a combination of equity offerings, such as this offering, debt financings and/or strategic collaborations. Debt financing, if obtained, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, and could increase our expenses and require that our assets secure such debt. Equity financing, if obtained, could result in dilution to our then-existing stockholders and/or require such stockholders to waive certain rights and preferences. If such financing is not available on satisfactory terms, or is not available at all, our ability to accelerate product development will be hindered, our business and financial condition may be materially and adversely affected, and you may lose all or part of your investment.

We have incurred losses since inception.

We have incurred net losses since inception and had an accumulated deficit of approximately $247.0 million as of December 31, 2023. If we are unsuccessful in implementing any initiatives to improve our revenues to achieve profitability, it will have a material adverse impact on our business, prospects, operating results and financial condition. There can be no assurance that the revenue that we generate will be able to support our operations or meet our working capital needs.

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern.

Our independent registered public accounting firm has included in its report for the year ended December 31, 2023 an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon, other factors, our ability to raise additional capital through sales of our securities, including this offering, and incurrence of debt. Additionally, future capital requirements will depend on many factors, including the rate of revenue growth, the selling price of our products, the expansion of sales and marketing activities, the timing and extent of spending on research and development efforts and the continuing market acceptance of our products. These factors raise substantial doubt about our ability to continue as a going concern. There is no assurance that additional financing will be available at terms acceptable to us or at all. If we cannot continue as a viable entity, this could materially adversely affect the value of the shares of Common Stock.

Risks Related to Our Business and Industry

We depend upon the timely delivery of products from our vendors and purchases from our partners and customers.

We depend on manufacturers and component customers to deliver and purchase hardware and consumer electronics in quantities sufficient to meet customer demand. In addition, we depend on these manufacturers and customers to introduce new and innovative products and components to drive industry sales. During the fourth quarter of 2022 and on occasion during the fiscal year ended December 31, 2023, we experienced sales declines indirectly through disruption in the supply chain for several of our industry partners or customers whose own supply chains have been disrupted based on a variety of macroeconomic events that may or may not be related to the COVID-19 pandemic, which have resulted in delays throughout the consumer electronics industry. Any material delay in the introduction or delivery, or limited allocations of products or offerings could result in reduced sales by us, which could have a material adverse impact on our financial results. Any reduction in allocation of components or new hardware platforms or other technological advances by vendors or our customers (in which our technology is part of their hardware offering) to third parties such as big box retailers, could also have a material adverse impact on our financial results.

A small number of customers represent a significant percentage of our revenue, so any loss of key customers could have a material adverse effect on our business.

A small number of our customers represent a significant percentage of our revenue. Although we may have agreements with these customers, these agreements typically do not require any minimum purchases and do not prohibit customers from using competing technologies or customers from purchasing products and services from competitors. Because many of our markets are rapidly evolving, customer demand for our technologies and products can shift quickly.

As of December 31, 2023, the Company had two customers accounting for 71% and 20% of accounts receivable. As of December 31, 2022, the Company had two customers accounting for 62% and 12% of accounts receivable. The Company had four customers accounting for 25%, 19%, 14% and 13% of its net revenue for the year ended December 31, 2023. The Company had four customers accounting for 19%, 18%, 11% and 10% of its net revenue for the year ended December 31, 2022.

A loss of any of our key customers could have a material adverse effect on our business and results of operations.

We are reliant on module manufacturers to produce the modules which we then sell to our customers and any change in their management or business could have a negative effect on our operations.

Our revenue from the sale of modules to consumer electronics and speaker companies depends in large part upon the availability of our modules that implement our technologies. Our manufacturers incorporate our technologies into these modules, which are then incorporated in consumer entertainment products. We do not manufacture these modules, but rather depend on manufacturers to produce the modules which we then sell to our customers. We do not control the manufacturers. While we have a longstanding relationship with our manufacturers, there can be no assurance that our manufacturers will continue to timely produce our modules. Change in management of our manufacturers or a change in their operations could negatively affect our production and cause us to seek other manufacturers which we may not be able to obtain on the same or similar terms as our current manufacturers. This could have a negative effect on our operations.

We currently rely on semiconductor manufacturers to manufacture our semiconductors, and our failure to manage our relationship with our semiconductor manufacturers successfully could negatively impact our business.

We rely on a single contractor in Japan for the production of our transmit semiconductor chip and a single contractor in China for the production of our receive semiconductor chip. Our reliance on these semiconductor manufacturers reduces our control over the manufacturing process, exposing us to risks, including increase production costs and reduced product supply. If we fail to manage our relationships with these manufacturers effectively, or if a contract manufacturer experiences delays, disruptions, or decides to end-of-life components that it manufactures for us, our ability to ship products to our end-user customers could be impaired and our competitive position and reputation could be harmed. In addition, any adverse change in our manufacturers’ financial or business condition could disrupt our ability to supply quality products to our end-user customers. If we are required to change manufacturers, we may lose revenue, incur increased costs and damage our customer relationships. In addition, qualifying a new semiconductor manufacturer and commencing production can be an expensive and lengthy process. As a result of any of these aforementioned disruptions, we would experience a delay in our order fulfillment, and our business, operating results and financial condition would be adversely affected.

Declines in or problems with the WiSA Association membership could negatively affect our reputation.

Our wholly owned subsidiary, WiSA, LLC, operates the “WiSA Association,” which is an association comprised of brands, manufacturers, and influencers within the consumer electronics industry, with the purpose of promoting a standardized method of interoperability between wireless audio components using our technology. We rely significantly on the WiSA Association to uphold the standards and criteria of interoperable audio products. If we lose members or new technology is developed that is easier to incorporate than ours, the WiSA Association may fail to maintain its active status and the sales of our modules could diminish as well. In addition, failure of our members to adhere to our policies designed to provide interoperability between audio systems could undermine the integrity of our brand.

Failure to stay on top of technology innovation could harm our business model.

Our revenue growth will depend upon our success in new and existing markets for our technologies. The markets for our technologies and products are defined by:

•	rapid technological change;

•	new and improved technology and frequent product introductions;

•	consumer demands; evolving industry standards; and

•	technology and product obsolescence.

Our future success depends on our ability to enhance our technologies and products and to develop new technologies and products that address the market needs in a timely manner. Technology development is a complex, uncertain process requiring high levels of innovation, highly skilled engineering and development personnel, and the accurate anticipation of technological and market trends. We may not be able to identify, develop, acquire, market, or support new or enhanced technologies or products on a timely basis, if at all.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our modules.

To increase total customers and customer recognition of the WiSA Association products and to achieve broader market acceptance of our technology, we will need to expand our sales and marketing organization and increase our business development resources, including the vertical and geographic distribution of our sales force and our teams of account executives focused on new accounts and responsible for renewal and growth of existing accounts.

Our business requires that our sales personnel have particular expertise and experience in interoperability of audio systems, and the latest wireless audio technology. We may not achieve revenue growth from expanding our sales force if we are unable to hire, develop and retain talented sales personnel with appropriate experience, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if our sales and marketing programs are not effective.

Interruptions or performance problems associated with technology and wireless technology outside of our control may adversely affect our business and results of operations.

We may in the future experience performance issues due to a variety of factors, including wireless technology disruptions, human or software errors. If a wireless connection is compromised, our products will not work as designed and our business could be negatively affected. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period or a connection problem may be out of our control and could deter customers from purchasing wireless audio components.

We expect to continue to make significant investments to maintain and improve the performance of our modules. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology to accommodate actual and anticipated changes in technology, our business, operating results and financial condition may be adversely affected.

Real or perceived errors, failures or bugs in our modules could adversely affect our operating results and growth prospects.

Because our modules are complex, undetected errors, failures or bugs may occur. Our module is installed and used in numerous audio systems of different brands with different operating systems, system management software, and equipment and networking configurations, which may cause errors or failures of our technology. Despite our testing, errors, failures or bugs may not be found in our modules until it is released to our customers. Moreover, our customers could incorrectly implement or inadvertently misuse our modules, which could result in customer dissatisfaction and adversely impact the perceived quality or utility of our products as well as our brand.

Any of these real or perceived errors, compatibility issues, failures or bugs in our modules could result in negative publicity, reputational harm, loss of competitive position or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources to correct the problem. Alleviating any of these problems could require significant expenditures of our capital and other resources and could cause interruptions or delays in the use of our solutions, which could cause us to lose existing or potential customers and could adversely affect our operating results and growth prospects.

We rely on the cooperation of our customers to install our modules in their audio products.

Our modules are sold to our customers who are consumer electronics companies. Our customers install the modules into their products. Our customers’ audio products are sold to the public who must then install the audio system into their homes or businesses. We do not oversee installation of our products and therefore have no control over the result. If a module is not installed correctly in a customer product or an end consumer does not install their audio system correctly, our technology may not work properly, which could result in customer dissatisfaction or have a material adverse impact on our reputation, our business and our financial results.

If we do not or cannot maintain cutting edge technology and compatibility of our modules with products that our customers use, our business could suffer.

Our customers integrate our modules into their products. The functionality and popularity of our technology depends, in part, on our ability to produce modules that integrate into our customers’ products. Our customers may change the features of their technologies and audio systems may advance technologically. Such changes or advancements could functionally limit or terminate the utility of our product, which could negatively impact our customer service and harm our business. If we fail to maintain cutting edge technology and compatibility with the products our customers produce, we may not be able to offer the functionality that our customers need, and our customers may not purchase our modules, which would negatively impact our ability to generate revenue and have a material adverse impact on our business.

Our future quarterly results of operations may fluctuate significantly due to a wide range of factors, which makes our future results difficult to predict.

Our revenues and results of operations could vary significantly from quarter to quarter because of various factors, many of which are outside of our control, including:

•	the expansion of our customer base;

•	the renewal of agreements with, and expansion of coverage by, existing customers;

•	the size, timing and terms of our sales to both existing and new customers;

•	the introduction of products or services that may compete with us for the limited funds available to our customers, and changes in the cost of such products or services;

•	changes in our customers’ and potential customers’ budgets;

•	our ability to control costs, including our operating expenses;

•	our ability to hire, train and maintain our direct sales force, engineers, and marketing employees;

•	the timing of satisfying revenue recognition criteria in connection with initial deployment and renewals;

•	general economic and political conditions, both domestically and internationally; and

•	the effects of outbreaks, epidemics or pandemics of contagious diseases.

Any one of these or other factors discussed elsewhere in this prospectus, or the documents incorporated by reference herein, may result in fluctuations in our revenues and operating results, meaning that quarter-to-quarter comparisons of our revenues, results of operations and cash flows may not necessarily be indicative of our future performance.

Because of the fluctuations described above, our ability to forecast revenues is limited and we may not be able to accurately predict our future revenues or results of operations. In addition, we base our current and future expense levels on our operating plans and sales forecasts, and our operating expenses are expected to be relatively fixed in the short term. Accordingly, we may not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues, and even a small shortfall in revenues could disproportionately and adversely affect our financial results for that quarter. The variability and unpredictability of these and other factors could result in our failing to meet or exceed financial expectations for a given period.

Our sales are subject to fluctuation as a result of seasonality, which is outside of our control.

Our sales are subject to the seasonality of when consumers buy electronic products, generally in the third quarter leading up to the year-end holiday season. Our customers’ plans to complete and ship new products to meet this seasonal peak can critically impact our financial results should they miss the holiday season. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Our sales are subject to fluctuation as a result of our customers’ new product introduction timelines and end-user adoption of our customers’ retail products, both of which are outside of our control.

We, in conjunction with our customers, are launching a new technology to the retail and consumer market. The consumer adoption rate at retail is a critical component of our financial success and is currently an unknown component of our financial plans. The variability and unpredictability of these and other factors could result in our failing to meet or exceed financial expectations for a given period. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

We conduct international operations, which exposes us to significant risks.

Our headquarters are located in Oregon, but we also have employees in Taiwan and Korea and representatives in China and Japan. Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic and political risks in addition to those we already face in the United States. In addition, we invest time and resources in understanding the regulatory framework and political environments of our customers overseas in order to focus our sales efforts. Because such regulatory and political considerations are likely to vary across jurisdictions, this effort requires additional time and attention from our sales team and could lead to a sales cycle that is longer than our typical process for sales in the United States. We also may need to hire additional employees and otherwise invest in our international operations in order to reach new customers. Because of our limited experience with international operations as well as developing and managing sales in international markets, our international efforts may not be successful.

In addition, we will face risks in doing business internationally that could adversely affect our business, including:

•	the potential impact of currency exchange fluctuations;

•	the difficulty of staffing and managing international operations and the increased operations, travel, shipping and compliance costs associated with having customers in numerous international locations;

•	potentially greater difficulty collecting accounts receivable and longer payment cycles;

•	the need to offer customer support in various languages;

•	challenges in understanding and complying with local laws, regulations and customs in foreign jurisdictions;

•	export controls and economic sanctions administered by the Department of Commerce Bureau of Industry and Security and the Treasury Department’s Office of Foreign Assets Control;

•	compliance with various anti-bribery and anti-corruption laws such as the Foreign Corrupt Practices Act and United Kingdom Bribery Act of 2010;

•	tariffs and other non-tariff barriers, such as quotas and local content rules;

•	more limited protection for our intellectual property in some countries;

•	adverse or uncertain tax consequences as a result of international operations;

•	currency control regulations, which might restrict or prohibit our conversion of other currencies into U.S. dollars;

•	restrictions on the transfer of funds;

•	deterioration of political relations between the United States and other countries; and

•	political or social unrest or economic instability in a specific country or region in which we operate, which could have an adverse impact on our operations in that location.

Also, we expect that due to costs related to our international efforts and the increased cost of doing business internationally, we will incur higher costs to secure sales to international customers than the comparable costs for domestic customers. As a result, our financial results may fluctuate as we expand our operations and customer base worldwide.

Our failure to manage any of these risks successfully could harm our international operations and adversely affect our business, operating results and financial condition.

We are dependent on the continued services and performance of our senior management and other key personnel, the loss of any of whom could adversely affect our business.

Our future success depends in large part on the continued contributions of our senior management and other key personnel. In particular, the leadership of key management personnel is critical to the successful management of our Company, the development of our products, and our strategic direction. We also depend on the contributions of key technical personnel.

We do not maintain “key person” insurance for any member of our senior management team or any of our other key employees. Our senior management and key personnel are all employed on an at-will basis, which means that they could terminate their employment with us at any time, for any reason and without notice. The loss of any of our key management personnel could significantly delay or prevent the achievement of our development and strategic objectives and adversely affect our business.

Cyber-security incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of products or services, damaging our reputation or exposing us to liability.

We receive, process, store and transmit, often electronically, the data of our customers and others, much of which is confidential. Unauthorized access to our computer systems or stored data could result in the theft, including cyber-theft, or improper disclosure of confidential information, and the deletion or modification of records could cause interruptions in our operations. These cyber-security risks increase when we transmit information from one location to another, including over the Internet or other electronic networks. Despite the security measures we have implemented, our facilities, systems and procedures, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events which may disrupt our delivery of services or expose the confidential information of our customers and others. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our customers or others, whether by us or a third party, could subject us to civil and criminal penalties, have a negative impact on our reputation, or expose us to liability to our customers, third parties or government authorities. We are not aware of such breaches to date. There can be no assurance that we will be able to effectively handle a failure of our information systems, or that we will be able to restore our operational capacity in a timely manner to avoid disruption to our business. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

Future acquisitions may have a material adverse effect on our ability to manage our business and our results of operations and financial condition.

We may acquire businesses, technologies, services, or products which are complementary to our business. Future acquisitions may expose us to potential risks, including risks associated with the integration of new operations, services, and personnel, unforeseen or hidden liabilities, the diversion of resources and management attention from our existing business and technology, our potential inability to generate sufficient revenue to offset new costs, the costs and expenses incurred in connection with such acquisitions, or the potential loss of or harm to relationships with suppliers, employees, and customers resulting from our integration of new businesses.

Any of the potential risks listed above could have a material adverse effect on our ability to manage our business or our results of operations and financial condition. In addition, we may need to fund any such acquisitions through the incurrence of additional debt or the sale of additional debt or equity securities, which would result in increased debt service obligations, including additional operating and financing covenants, or liens on our assets, that would restrict our operations, or dilution to our shareholders.

Changes in financial accounting standards may cause adverse and unexpected revenue fluctuations and impact our reported results of operations.

A change in accounting standards or practices could harm our operating results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may harm our operating results or the way we conduct our business.

Climate change may have a long-term impact on our business.

Climate change may have an increasingly adverse impact on our business and those of our customers and suppliers. Water and energy availability and reliability in the communities where we conduct business is critical. Climate change, its impact on our supply chain and critical infrastructure worldwide, and its potential to increase political instability in regions where we, our customers and suppliers do business, may disrupt our business and may cause us to experience higher attrition, losses and costs to maintain or resume operations. Although we maintain a program of insurance coverage for a variety of property, casualty, and other risks, the types and amounts of insurance we obtain vary depending on availability and cost. Some of our policies have large deductibles and broad exclusions, and our insurance providers may be unable or unwilling to pay a claim. Losses not covered by insurance may be large, which could harm our results of operations and financial condition.

Our operations, products and services, as well as those of our suppliers and customers, may also be subject to climate-related laws, regulations and lawsuits. Regulations such as carbon taxes, fuel or energy taxes, and pollution limits could result in greater direct costs, including costs associated with changes to manufacturing processes or the procurement of raw materials used in manufacturing processes, increased levels of capital expenditures to improve facilities and equipment, and higher compliance and energy costs to reduce emissions, as well as greater indirect costs resulting from our customers, suppliers or both incurring additional compliance costs that are passed on to us. These costs and restrictions could harm our business and results of operations by increasing our expenses or requiring us to alter our operations and product design activities. Stockholder groups may find us insufficiently responsive to the implications of climate change, and therefore we may face legal action or reputational harm. We may also experience contractual disputes due to supply chain delays arising from climate change-related disruptions, which could result in increased litigation and costs.

We also face risks related to business trends that may be influenced by climate change concerns. Stockholder advocacy groups, certain institutional investors, investment funds, other market participants, stockholders and customers have focused increasingly on the environmental, social and corporate governance (“ESG”), and sustainability practices of companies, including those associated with climate change and human rights. These parties have placed increased importance on the implications of the social cost of their investments. If our ESG practices do not meet stockholder or other industry expectations and standards, which continue to evolve, our brand, reputation and business activities may be negatively impacted. Any sustainability disclosures we make may include our policies and practices on a variety of social and ethical matters, including corporate governance, environmental compliance, employee health and safety practices, human capital management, product quality, supply chain management, and talent diversity and inclusion practices. It is possible that our stockholders may not be satisfied with our ESG practices or the speed of their adoption. We could also incur additional costs and require additional resources to monitor, report, and comply with various ESG practices, or choose not to conduct business with potential customers, or discontinue or not expand business with existing customers, due to our policies. Also, our failure, or perceived failure, to meet the standards included in any sustainability disclosure could have a material negative impact on our reputation and business activities.

We face intense competition in our industry, and we may not be able to compete successfully in our target markets.

The digital audio, consumer electronics and entertainment markets are characterized by intense competition, subject to rapid change, and are significantly affected by new product introductions and other market activities of industry participants. Our competitors include many large domestic and international companies that have substantially greater financial, technical, marketing, distribution and other resources, greater name recognition, a longer operating history, broader product lines, lower cost structures and longer-standing relationships with customers and suppliers than we do. As a result, our competitors may be able to respond better to new or emerging technologies or standards and to changes in customer requirements.

Further, some of our competitors are in a better financial and marketing position from which to influence industry acceptance of a particular product standard or a competing technology than we are. Our competitors may also be able to devote greater resources to the development, promotion and sale of products, and may be in a position to deliver competitive products at a lower price than we can, along with the potential to conduct strategic acquisitions, joint ventures, subsidies and lobbying industry and government standards, hire more experienced technicians, engineers and research and development teams than we can. As a result, we may not be able to compete effectively against any of these organizations.

Our ability to compete in our current target markets and future markets will depend in large part on our ability to successfully develop, introduce and sell new and enhanced products or technologies on a timely and cost-effective basis and to respond to changing market requirements. We expect our competitors to continue to improve the performance of their current products and potentially reduce their prices. In addition, our competitors may develop future generations and enhancements of competitive products or new or enhanced technologies that may offer greater performance and improved pricing or render our technologies obsolete. If we are unable to match or exceed the improvements made by our competitors, our market position and prospects could deteriorate and our net product sales could decline.

Risks Related to Our Intellectual Property

Failure to protect our intellectual property rights could adversely affect our business.

Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop or license under patent and other intellectual property (“IP”) laws of the United States, so that we can prevent others from using our inventions and proprietary information. If we fail to protect our IP rights adequately, our competitors might gain access to our technology, and our business might be adversely affected. However, defending our IP rights might entail significant expenses. Any of our patent rights, copyrights, trademarks or other IP rights may be challenged by others, weakened or invalidated through administrative process or litigation.

As of April 10, 2024, we had 13 issued and 10 pending U.S. patents covering our technology  . We also license issued U.S. patents from others. The patents that we own or license from others (including those that may be issued in the future) may not provide us with any competitive advantages or may be challenged by third parties, and our patent applications may never be granted.

Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Even if issued, there can be no assurance that these patents will adequately protect our IP, as the legal standards relating to the validity, enforceability and scope of protection of patent and other IP rights are uncertain.

Any patents that are issued may subsequently be invalidated or otherwise limited, allowing other companies to develop offerings that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition. In addition, issuance of a patent does not guarantee that we have a right to practice the patented invention. Patent applications in the United States are typically not published until 18 months after filing or, in some cases, not at all, and publications of discoveries in industry-related literature lag behind actual discoveries. We cannot be certain that third parties do not have blocking patents that could be used to prevent us from marketing or practicing our patented software or technology.

Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our software is available. The laws of some foreign countries may not be as protective of IP rights as those in the United States (in particular, some foreign jurisdictions do not permit patent protection for software), and mechanisms for enforcement of IP rights may be inadequate. Additional uncertainty may result from changes to IP legislation enacted in the United States, including the recent America Invents Act, and other national governments and from interpretations of the IP laws of the United States and other countries by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our IP.

We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. Although we endeavor to enter into non-disclosure agreements with our employees, licensees and others who may have access to this information, we cannot assure you that these agreements or other steps we have taken will prevent unauthorized use, disclosure or reverse engineering of our technology. Moreover, third parties may independently develop technologies or products that compete with ours, and we may be unable to prevent this competition.

We might be required to spend significant resources to monitor and protect our IP rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert counterclaims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially viable. Any litigation, whether or not resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may adversely affect our business, operating results, financial condition and cash flows.

We may be subject to IP rights claims by third parties, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

Companies in the software and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of IP rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their IP rights and to defend claims that may be brought against them. The litigation may involve patent holding companies or other adverse patent owners that have no relevant product revenues and against which our patents may therefore provide little or no deterrence. We have received, and may in the future receive, notices that claim we have misappropriated, misused, or infringed other parties’ IP rights, and, to the extent we gain greater market visibility, we face a higher risk of being the subject of IP infringement claims.

There may be third-party IP rights, including issued or pending patents that cover significant aspects of our technologies or business methods. Any IP claims, with or without merit, could be very time-consuming, could be expensive to settle or litigate and could divert our management’s attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights. These claims could also result in our having to stop using technology found to be in violation of a third party’s rights. We might be required to seek a license for the IP, which may not be available on reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit or stop sales of our software and may be unable to compete effectively. Any of these results would adversely affect our business, operating results, financial condition and cash flows.

Risks Related to the Resale of the Shares and Ownership of Shares of Our Common Stock

The Selling Stockholders may choose to sell the Shares at prices below the current market price.

The Selling Stockholders are not restricted as to the prices at which they may sell or otherwise dispose of the Shares covered by this prospectus. Sales or other dispositions of the Shares below the then-current market prices could adversely affect the market price of our Common Stock.

A large number of shares of Common Stock may be sold in the market following this offering, which may significantly depress the market price of our Common Stock.

The Shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act. As a result, a substantial number of shares of Common Stock may be sold in the public market following this offering. If there are significantly more shares of Common Stock offered for sale than buyers are willing to purchase, then the market price of our Common Stock may decline to a market price at which buyers are willing to purchase the offered Common Stock and sellers remain willing to sell Common Stock.

Neither we nor the Selling Stockholders have authorized any other party to provide you with information concerning us or this offering.

You should carefully evaluate all of the information in this prospectus, including the documents incorporated by reference herein and therein. We may receive media coverage regarding our Company, including coverage that is not directly attributable to statements made by our officers, that incorrectly reports on statements made by our officers or employees, or that is misleading as a result of omitting information provided by us, our officers or employees. Neither we nor the Selling Stockholders have authorized any other party to provide you with information concerning us or this offering, and recipients should not rely on this information.

The market price for our Common Stock is particularly volatile given our status as a relatively unknown company with a small and thinly traded public float, and lack of profits, which could lead to wide fluctuations in our share price.

The market for our Common Stock is characterized by significant price volatility when compared to the shares of larger, more established companies that have large public floats, and we expect that our share price will continue to be more volatile than the shares of such larger, more established companies for the indefinite future, although such fluctuations may not reflect a material change to our financial condition or operations during any such period. Such volatility can be attributable to a number of factors. For example, from January 1, 2021 through December 31, 2021 the reported sale price of our Common Stock fluctuated between $126.00 and $706.00 per share. From January 1, 2022 through December 31, 2022 the reported sale price of our Common Stock fluctuated between $9.02 and $148.00 per share. From January 1, 2023 through December 31, 2023 the reported closing price of our Common Stock has fluctuated between $0.12 and $16.50 per share. Such volatility can be attributable to a number of factors. First, as noted above, our Common Stock is, compared to the shares of such larger, more established companies, sporadically and thinly traded. The price for our Common Stock could, for example, decline precipitously in the event that a large number of our shares are sold on the market without commensurate demand. Secondly, we are a speculative or “risky” investment due to our lack of profits to date. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a larger, more established company that has a large public float. Many of these factors are beyond our control and may decrease the market price of our Common Stock regardless of our operating performance.

In addition to being highly volatile, our Common Stock could be subject to wide fluctuations in response to a number of factors that are beyond our control, including, but not limited to:

•	variations in our revenues and operating expenses;

•	actual or anticipated changes in the estimates of our operating results or changes in stock market analyst recommendations regarding our Common Stock, other comparable companies or our industry generally;

•	market conditions in our industry, the industries of our customers and the economy as a whole;

•	actual or expected changes in our growth rates or our competitors’ growth rates;

•	developments in the financial markets and worldwide or regional economies;

•	announcements of innovations or new products or services by us or our competitors;

•	announcements by the government relating to regulations that govern our industry;

•	sales of our Common Stock or other securities by us or in the open market;

•	changes in the market valuations of other comparable companies; and

•	other events or factors, many of which are beyond our control, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, such as the COVID-19 pandemic, and natural disasters such as fire, hurricanes, earthquakes, tornados or other adverse weather and climate conditions, whether occurring in the United States or elsewhere, could disrupt our operations, disrupt the operations of our suppliers or result in political or economic instability.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our Common Stock could decline for reasons unrelated to our business, financial condition or operating results. The trading price of our Common Stock could also decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. Each of these factors, among others, could harm the value of our Common Stock. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, operating results and financial condition.

We are currently being monitored by Nasdaq for compliance with certain continued listing requirements and, if we are unable to maintain compliance with all applicable continued listing requirements and standards of Nasdaq, our Common Stock could be delisted from Nasdaq.

The Company is currently in compliance with the listing rules of The Nasdaq Stock Market LLC (“Nasdaq”), subject to the monitoring described below.

On April 29, 2024, Nasdaq notified the Company in a letter that the Company has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550 (a)(2) (the “Minimum Bid Price Requirement”) as required by a hearing panel’s decision on April 5, 2024. The Company is subject to monitoring for a period of one year from the date of the letter. If, within that one-year monitoring period, Nasdaq’s Listing Qualifications staff (the “Staff”) finds the Company again out of compliance with the Minimum Bid Price Requirement, the Company will not be permitted to provide the Staff with a plan of compliance with respect to such deficiency and the Staff will not be permitted to grant additional time for the Company to regain compliance with respect to such deficiency, nor will the Company be afforded an applicable cure or compliance period. Instead, the Staff will issue a delist determination letter and the Company will have an opportunity to request a new hearing with a hearings panel. The Company will have the opportunity to respond and present to the panel.

On July 3, 2024, Nasdaq notified the Company in a letter that the Company has regained compliance with the equity requirement under Nasdaq Listing Rule 5550(b)(1) (the “Equity Rule”) as required by the panel’s April 5, 2024 decision. The Company is subject to monitoring for a period of one year from the date of the letter. If, within that one-year monitoring period, the Staff finds the Company again out of compliance with the Equity Rule, the Company will not be permitted to provide the Staff with a plan of compliance with respect to such deficiency and the Staff will not be permitted to grant additional time for the Company to regain compliance with respect to such deficiency, nor will the Company be afforded an applicable cure or compliance period. Instead, the Staff will issue a delist determination letter and the Company will have an opportunity to request a new hearing with a hearings panel. The Company will have the opportunity to respond and present to the panel.

There can be no assurances that we will be able to regain compliance with the Nasdaq continued listing requirements, or, in the event we regain compliance, maintain continued compliance with such requirements. If we are unable to regain or maintain compliance with such requirements, our Common Stock will be delisted from Nasdaq.

In the event that our Common Stock is delisted from Nasdaq, as a result of our failure to comply with the Stockholders’ Equity Requirement, or the Minimum Bid Price Requirement, or due to our failure to continue to comply with any other requirement for continued listing on Nasdaq, and is not eligible for listing on another exchange, trading in the shares of our Common Stock could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our Common Stock, and it would likely be more difficult to obtain coverage by securities analysts and the news media, which could cause the price of our Common Stock to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a national exchange.

In the event that our Common Stock is delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in shares of our Common Stock because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stock” that restricts transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on Nasdaq if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our shares of Common Stock have in the past constituted, and may again in the future constitute, “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers for sales of penny stocks may discourage such broker-dealers from effecting transactions in shares of our Common Stock, which could severely limit the market liquidity of such shares of Common Stock and impede their sale in the secondary market.

A U.S. broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with a net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.

Stockholders should be aware that, according to the SEC, the market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include: (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

We will have broad discretion as to the proceeds that we receive from the cash exercise by any holder of the Warrants, and we may not use the proceeds effectively.

We will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders pursuant to this prospectus. We may receive up to approximately $7,474,721 in aggregate gross proceeds from cash exercises of the Warrants, based on the current per share exercise price of $2.21 of the September Inducement Warrants and $1.70 of the December Inducement Warrants and assuming that all exercises of the Side Letter Warrants will be effected as “alternative cashless exercises” pursuant to such warrants. If the exercise price is adjusted downwards pursuant to the terms of anti-dilution features of such warrants or certain cashless exercise provisions, we will receive less aggregate gross proceeds if any of the Warrants are exercised at such lower price. To the extent that we receive such proceeds, we intend to use the net proceeds from cash exercises of the Warrants for working capital, capital expenditures, product development, and other general corporate purposes, including investments in sales and marketing in the United States and internationally. We have considerable discretion in the application of such proceeds. You will not have the opportunity, as part of your investment decision, to assess whether such proceeds are being used in a manner agreeable to you. You must rely on our judgment regarding the application of the net proceeds from cash exercises of the Warrants, which may be used for corporate purposes that do not improve our profitability or increase the price of our shares of Common Stock. Such proceeds may also be placed in investments that do not produce income or that lose value. The failure to use such funds by us effectively could have a material adverse effect on our business, financial condition, operating results and cash flow.

You may experience future dilution as a result of issuance of the Shares, future equity offerings by us and other issuances of our Common Stock or other securities. In addition, the issuance of the Shares and future equity offerings and other issuances of our Common Stock or other securities may adversely affect our Common Stock price.

In order to raise additional capital, we may in the future offer additional shares of our Common Stock or other securities convertible into or exchangeable for our Common Stock at prices that may not be the same as the price per share as prior issuances of Common Stock. We may not be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share previously paid by investors, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our Common Stock or securities convertible into Common Stock in future transactions may be higher or lower than the prices per share for previous issuances of Common Stock or securities convertible into Common Stock paid by certain investors. In addition, the exercise price of the Warrants for the Warrant Shares may be or greater than the price per share previously paid by certain investors. You will incur dilution upon exercise of any outstanding stock options, warrants or upon the issuance of shares of Common Stock under our equity incentive programs. In addition, the issuance of the Shares and any future sales of a substantial number of shares of our Common Stock in the public market, or the perception that such sales may occur, could adversely affect the price of our Common Stock. We cannot predict the effect, if any, that market sales of those shares of Common Stock or the availability of those shares for sale will have on the market price of our Common Stock.

Substantial future sales of shares of our Common Stock could cause the market price of our Common Stock to decline.

We expect that significant additional capital will be needed in the near future to continue our planned operations. Sales of a substantial number of shares of our Common Stock in the public market, or the perception that these sales might occur, could depress the market price of our Common Stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our shares.

We have financed our operations, and we expect to continue to finance our operations, acquisitions, if any, and the development of strategic relationships by issuing equity, warrants and/or convertible securities, which could significantly reduce the percentage ownership of our existing stockholders. Further, any additional financing that we secure may require the granting of rights, preferences or privileges senior to, or pari passu with, those of Common Stock. Additionally, we may acquire other technologies or finance strategic alliances by issuing our equity or equity-linked securities, which may result in additional dilution. Any issuances by us of equity securities may be at or below the prevailing market price of our Common Stock and in any event may have a dilutive impact on your ownership interest, which could cause the market price of our Common Stock to decline. We may also raise additional funds through the incurrence of debt or the issuance or sale of other securities or instruments senior to our shares of Common Stock. The holders of any securities or instruments we may issue may have rights superior to the rights of our holders of our Common Stock. If we experience dilution from issuance of additional securities and we grant superior rights to new securities over common stockholders, it may negatively impact the trading price of our shares of Common Stock.

We could issue “blank check” preferred stock without stockholder approval with the effect of diluting then current stockholder interests and impairing their voting rights; and provisions in our charter documents could discourage a takeover that stockholders may consider favorable.

Our certificate of incorporation, as amended (the “Certificate of Incorporation”) authorizes the issuance of “blank check” preferred stock with designations, rights and preferences as may be determined from time to time by our board of directors (the “Board”). The Board is empowered, without stockholder approval, to issue a series of preferred stock with dividend, liquidation, conversion, voting or other rights which could dilute the interest of, or impair the voting power of, our common stockholders. The issuance of a series of preferred stock could be used as a method of discouraging, delaying or preventing a change in control. For example, it would be possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our Company.

The Series B Preferred Stock has a liquidation preference over our Common Stock.

As of the date of this registration statement, we have 1,750 Series B Preferred Stock purchase warrants outstanding, each exercisable for one share of Series B Preferred Stock. The Series B Preferred Stock has a liquidation preference that gets paid prior to any payment on our Common Stock. As a result, if we were to liquidate, dissolve or wind-up, each holder of our Series B Preferred Stock would have the right to receive payment out of our assets available for distribution, before any amount is paid to the holders of our Common Stock, in an amount equal in cash to 100% of the stated value of all shares of Series B Preferred Stock held by such holder, plus any other fees then due and owing thereon, and no more, and if the assets of the Company shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the holders of Series B Preferred Stock shall be ratably distributed among such holders in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. Dividends on the Series B Preferred Stock were paid in kind in additional shares of Series B Preferred Stock based on the stated value of $100.00 per share at the dividend rate of 20%. The PIK dividends were a one time payment payable to the holders of the Series B Preferred Stock of record at the close of business on October 17, 2024. The payment of the liquidation preferences on the Series B Preferred Stock could result in holders of our Common Stock not receiving any proceeds, or otherwise diminish such proceeds, if we were to liquidate, dissolve or wind up, either voluntarily or involuntarily.

The existence of the liquidation preferences may reduce the value of our Common Stock, make it harder for us to sell shares of Common Stock in offerings in the future, or prevent or delay a change of control.

We do not intend to pay dividends on shares of our Common Stock for the foreseeable future.

We have never declared or paid any cash dividends on shares of our Common Stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of the Board. Accordingly, investors must rely on sales of their Common Stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

General Risk Factors

Economic uncertainties or downturns, or political changes, in the United States and globally, could limit the availability of funds available to our customers and potential customers, which could materially adversely affect our business.

Our results of operations could be adversely affected by general conditions in the economy and financial markets, both in the U.S. and globally, including conditions that are outside of our control, such as the continuing uncertainty regarding the duration and scope of the COVID-19 pandemic, global supply chain disruptions, the recent inflation in the United States and the foreign and domestic government sanctions imposed on Russia as a result of its recent invasion of Ukraine. There continues to be volatility and disruptions in the capital and credit markets, and a severe or prolonged economic downturn, including, but not limited to as a result of such events, could result in a variety of risks to our business, including weakened demand for our products and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could strain our suppliers, possibly resulting in supply disruption, or cause delays in payments for our services. In turn, we may be required to increase our allowance for doubtful accounts, which would adversely affect our financial results. Any of the foregoing could harm our business and we cannot anticipate all the ways in which the current economic climate and financial market conditions could adversely impact our business.

Changes in government trade policies, including the imposition of tariffs and export restrictions, could have an adverse impact on our business operations and sales.

The United States or foreign governments may enact changes in government trade policies that could adversely impact our ability to sell products in certain countries, particularly in China. For example, the U.S. government has imposed tariffs on certain Chinese imports and, in return, the Chinese government has imposed or proposed tariffs on certain U.S. products. Additionally, export restrictions imposed by the U.S. government, including the addition of licensing requirements by the United States Department of Commerce’s Bureau of Industry and Security (“BIS”), through the addition of companies to the BIS Entity List, may require us to suspend our business with certain international customers if we conclude or are notified by the U.S. government that such business presents a risk of noncompliance with U.S. regulations. We cannot predict what actions may ultimately be taken with respect to tariffs or trade relations between certain countries, what products may be subject to such actions, or what actions may be taken by other countries in response. It also may not be possible to anticipate the timing or duration of such tariffs, export restrictions, or other regulatory actions. These government trade policies may materially adversely affect our sales and operations with current customers as well as impede our ability to develop relationships with new customers.

There is a risk of further escalation and retaliatory actions between the U.S. and other foreign governments. If significant tariffs or other restrictions are placed on goods exported from China or any related counter-measures are taken, our revenue and results of operations may be materially harmed. These tariffs may also make our customers’ products more expensive for consumers, which may reduce consumer demand.

There is also a risk that the U.S. government may seek to implement more protective trade measures, not just with respect to China but with respect to other countries as well, such as those imposed on Russia in connection with its recent invasion of Ukraine. This could include new or higher tariffs and even more restrictive trade barriers, such as prohibiting certain types of, or all sales of certain products or products sold by certain parties into the U.S. Any increased trade barriers or restrictions on global trade could have a materially adverse impact on our business and financial results.

A decline in discretionary consumer spending may adversely affect our industry, our operations and ultimately our profitability.

Luxury products, such as speaker systems, TVs, game consoles and PCs, are discretionary purchases for consumers. Any reduction in consumer discretionary spending or disposable income may affect our industry significantly. Many economic factors outside of our control could affect consumer discretionary spending, including the financial markets, consumer credit availability, prevailing interest rates, energy costs, employment levels, salary levels, and tax rates. Any reduction in discretionary consumer spending could materially adversely affect our business and financial condition.

Consumer spending weakness could impact our revenue.

Weakness in general economic conditions may suppress consumer demand in our markets. Many of the products in which our technologies are incorporated are discretionary goods, such as home-theater systems. Weakness in general economic conditions may also lead to customers becoming delinquent on their obligations to us or being unable to pay, resulting in a higher level of write-offs. Economic conditions may impact the amount businesses spend on their speaker systems. Weakness in economic conditions could lessen demand for our products and negatively affect our revenue.

If we are unable to attract, integrate and retain additional qualified personnel, including top technical talent, our business could be adversely affected.

Our future success depends in part on our ability to identify, attract, integrate and retain highly skilled technical, managerial, sales and other personnel. We face intense competition for qualified individuals from numerous other companies, including other software and technology companies, many of whom have greater financial and other resources than we do. Some of these characteristics may be more appealing to high-quality candidates than those we have to offer. In addition, new hires often require significant training and, in many cases, take significant time before they achieve full productivity. We may incur significant costs to attract and retain qualified personnel, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. Moreover, new employees may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. If we are unable to attract, integrate and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements, on a timely basis or at all, our business will be adversely affected.

Volatility or lack of positive performance in our share price may also affect our ability to attract and retain our key employees. Many of our senior management personnel and other key employees have become, or will soon become, vested in a substantial amount of shares of Common Stock, restricted stock units or warrants to purchase Common Stock. Employees may be more likely to leave us if the shares they own or the shares underlying their vested units or warrants have significantly appreciated in value relative to the original grant prices of the shares or units or the exercise prices of the warrants, or, conversely, if the exercise prices of the warrants that they hold are significantly above the market price of our Common Stock. If we are unable to appropriately incentivize and retain our employees through equity compensation, or if we need to increase our compensation expenses in order to appropriately incentivize and retain our employees, our business, operating results and financial condition would be adversely affected.

We may be subject to litigation for a variety of claims, which could adversely affect our results of operations, harm our reputation or otherwise negatively impact our business.

We may be subject to litigation for a variety of claims arising from our normal business activities. These may include claims, suits, and proceedings involving labor and employment, wage and hour, commercial and other matters. The outcome of any litigation, regardless of its merits, is inherently uncertain. Any claims and lawsuits, and the disposition of such claims and lawsuits, could be time-consuming and expensive to resolve, divert management attention and resources, and lead to attempts on the part of other parties to pursue similar claims. Any adverse determination related to litigation could adversely affect our results of operations, harm our reputation or otherwise negatively impact our business. In addition, depending on the nature and timing of any such dispute, a resolution of a legal matter could materially affect our future operating results, our cash flows or both.

The requirements of being a U.S. public company may strain our resources and divert management’s attention.

As a U.S. public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations.

Compliance with these rules and regulations increases our legal and financial compliance costs, makes some activities more difficult, time-consuming, or costly, and increases demand on our systems and resources. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and the registration statement of which this prospectus forms a part, as well as in filings required of a public company, our business and financial condition is more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert resources of our management and harm our business and operating results.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our Common Stock price and trading volume could decline.

The trading market for our Common Stock may depend in part on the research and reports that securities or industry analysts may publish about us or our business, our market and our competitors. We do not have any control over such analysts. If one or more such analysts downgrade or publish a negative opinion of our Common Stock, the price of our shares would likely decline. If analysts do not cover us or do not regularly publish reports on us, we may not be able to attain visibility in the financial markets, which could have a negative impact on our share price or trading volume.

SEPTEMBER 2024 WARRANT TRANSACTION

On September 10, 2024, the Company entered into exchange agreements (each, an “Exchange Agreement”) with the Warrant Holders of common stock purchase warrants exercisable for an aggregate of up to 5,135,182 shares of Common Stock, originally issued on February 13, 2024 and having a then-current exercise price of $1.83 (such warrants, the “February 2024 Warrants”). Pursuant to the Exchange Agreements, the Warrant Holders agreed to exchange their February 2024 Warrants for newly issued common stock purchase warrants exercisable for an aggregate of up to 5,135,182 shares of Common Stock, at an exercise price of $2.21 per share (such warrants, the “Exchange Warrants”, and such shares of Common Stock issuable upon exercise thereof, the “Exchange Warrant Shares”).

Also on September 10, 2024, following completion of the transactions contemplated by the Exchange Agreements, the Company entered into the September Inducement Agreements with the Warrant Holders, pursuant to which the Company agreed, as consideration for exercising all or part of the Exchange Warrants held by any such Warrant Holder on or prior to September 30, 2024, to issue to such Warrant Holder one or more September Inducement Warrants, exercisable for up to a number of shares of Common Stock equal to 65% of the number of Exchange Warrant Shares issued upon exercise of the Exchange Warrants under the September Inducement Agreements. Under the terms of the September Inducement Agreements, the Warrant Holders were required to exercise an aggregate of 904,977 Exchange Warrants on September 10, 2024, for aggregate gross proceeds of approximately $2.0 million. Pursuant to the September Inducement Agreements, September Inducement Warrants exercisable for up to an aggregate of 1,448,609 September Inducement Warrant Shares were issued to the Warrant Holders.

Also on September 10, 2024, following completion of the transactions contemplated by the September Inducement Agreements, the Company entered into a Side Letter Agreement with each of the Warrant Holders with respect to (i) those certain common stock purchase warrants issued to the Warrant Holders on March 27, 2024, as amended (the “March 2024 Warrants”), (ii) those certain common stock purchase warrants of the Company, originally issued to the Warrant Holders on April 19, 2024, as amended (the “1st April 2024 Warrants”), (iii) those certain common stock purchase warrants of the Company, originally issued to the Warrant Holders on April 23, 2024 (the “2nd April 2024 Warrants”), (iv) those certain common stock purchase warrants of the Company, originally issued to the Warrant Holders on April 30, 2024 (the “3rd April 2024 Warrants”), (v) those certain common stock purchase warrants of the Company, originally issued to the Warrant Holders on May 15, 2024 (the “1st May 2024 Warrants”), and (vi) those certain common stock purchase warrants of the Company, originally issued to the Warrant Holders on May 17, 2024 (the “2nd May 2024 Warrants”, and together with the March 2024 Warrants, the 1st April 2024 Warrants, the 2nd April 2024 Warrants, the 3rd April 2024 Warrants, and the 1st May 2024 Warrants, the “Original Warrants”), which Warrant Holders are also parties to (i) that certain securities purchase agreement, dated as of March 26, 2024 (the “March 2024 Purchase Agreement”), (ii) that certain securities purchase agreement, dated as of April 17, 2024 (the “1st April 2024 Purchase Agreement”), (iii) that certain securities purchase agreement, dated as of April 19, 2024 (the “2nd April 2024 Purchase Agreement”), (iv) that certain securities purchase agreement, dated as of April 26, 2024 (the “3rd April 2024 Purchase Agreement”), (v) that certain securities purchase agreement, dated as of May 13, 2024 (the “1st May 2024 Purchase Agreement”), and (vi) that certain securities purchase agreement, dated as of May 15, 2024 (the “2nd May 2024 Purchase Agreement”, and together with the March 2024 Purchase Agreement, the 1st April 2024 Purchase Agreement, the 2nd April 2024 Purchase Agreement, the 3rd April 2024 Purchase Agreement, and the 1st May Purchase Agreement, the “Original Purchase Agreements”) with the Company.

Pursuant to the Side Letter Agreements, (a) the Warrant Holders agreed to (i) amend the “Fundamental Transaction” provisions in the Original Warrants, so that the “Black Scholes Value” clauses in such provisions will be removed in their entirety, effective immediately following receipt of stockholder approval of (a) the issuance of the shares of Common Stock issuable pursuant to the exercise of the Side Letter Warrants and (b) the issuance of shares of Common Stock pursuant to the alternative cashless exercise provisions of the 1st April 2024 Warrants, the 2nd April 2024 Warrants, the 3rd April 2024 Warrants, the 1st May 2024 Warrants, and the 2nd May 2024 Warrants, (ii) remove the “Stockholder Meeting” provisions in the March 2024 Purchase Agreement, effective immediately, (iii) amend the “Stockholder Meeting” provisions in the remaining Original Purchase Agreements such that the Company is first obligated to call a stockholder meeting to approve the issuance of the shares of Common Stock issuable upon exercise of the Original Warrants no later than December 31, 2024, and thereafter, to re-call a stockholder meeting, if necessary, every six months until such stockholder approval is obtained, and (iv) remove the “Subsequent Equity Sales” and “Registration Statement” provisions in the March 2024 Purchase Agreement; and (b) as inducements to and in consideration for each Warrant Holder’s agreement to amend the Original Warrants and the Original Purchase Agreements in accordance with the applicable Side Letter Agreement, the Company agreed to issue to the Warrant Holders the Side Letter Shares and the Side Letter Warrants, such Side Letter Shares to be issued upon execution of the Side letter Agreements, and such Side Letter Warrants to be issued upon the receipt of stockholder approval referred to in (a)(i) above. On December 20, 2024, such stockholder approval was received, and the Side Letter Warrants were issued.

The Side Letter Warrants may be exercised, in certain circumstances, on a cashless basis pursuant to the formula contained such warrants. The holder of a Side Letter Warrant may effect an “alternative cashless exercise.” In such event, the aggregate number of shares of Common Stock issuable in such alternative cashless exercise pursuant to any given notice of exercise electing to effect an alternative cashless exercise shall equal the product of (x) the aggregate number of shares of Common Stock that would be issuable upon exercise of the Side Letter Warrant in accordance with the terms of the Side Letter Warrant if such exercise were by means of a cash exercise rather than a cashless exercise and (y) 1.0.

DECEMBER 2024 WARRANT INDUCEMENT TRANSACTION

On March 26, 2024, the Company entered into the March 2024 Purchase Agreement with the Warrant Holders, pursuant to which the Company issued and sold to the Warrant Holders common stock purchase warrants (the “Existing March Warrants”) exercisable for up to 1,675,803 shares of Common Stock (the “Existing March Warrant Shares”). On December 20, 2024, the Company entered into the December Inducement Agreements with the Warrant Holders, pursuant to which the Company agreed, as consideration for exercising all or part of the Existing March Warrants held by any such Warrant Holders at a per share exercise price of $1.70 on or prior to December 31, 2024, to issue to such Warrant Holders one or more December Inducement Warrants exercisable for up to a number of shares of Common Stock equal to 150% of the Existing March Warrant Shares issued upon the exercise of the Existing March Warrants pursuant to the December Inducement Agreements. December Inducement Warrants exercisable for up to an aggregate of 2,513,703 December Inducement Warrant Shares were issued to the Warrant Holders pursuant to the December Inducement Agreements. The December Inducement Warrants have a per share exercise price of $1.70.

DVH SHARES

On December 31, 2024 (the “Closing Date”), the Company completed its previously announced asset purchase of information technology assets, certain patents and trademarks (collectively, the “Acquired Assets”) from DVH. At the closing (the “Closing”), pursuant to an asset purchase agreement by and between the Company and DVH dated as of September 4, 2024 (as amended prior to the Closing, the “Asset Purchase Agreement”), the Company acquired the Acquired Assets for an aggregate purchase price consisting of (i) $10,000,000 paid in the form of a promissory note issued by the Company to DVH, (ii) 40,000,000 shares of Common Stock issued by the Company to DVH and its designees, and (iii) the assumption of the transferred liabilities, which clauses (i) through (iii) above, collectively, comprised the total consideration paid for the Acquired Assets. In connection with the Closing, DVH transferred all of the shares of Common Stock issued to it in the Closing to its stockholders other than 3,999,911 shares of Common Stock.

On the Closing Date, pursuant to the Asset Purchase Agreement, the Board appointed Nathaniel Bradley as the Company’s new Chief Executive Officer and a member of the Board, effective upon the Closing. Mr. Bradley is also Chief Executive Officer and the sole director of DVH. Pursuant to the Asset Purchase Agreement, DVH has the right to appoint one other director within ninety (90) days after the Closing.

SELLING STOCKHOLDERS

The Shares being offered by the Selling Stockholders are the Side Letter Shares, the Warrant Shares issuable upon the exercise of the Warrants and the DVH Shares. For additional information regarding the issuance of the Side Letter Shares, the Side Letter Warrants and the September Inducement Warrants to the Warrant Holders, see “September 2024 Warrant Transaction” on page 23. For additional information regarding the issuance of the December Inducement Warrants to the Warrant Holders, see “December 2024 Warrant Inducement Transaction” on page 24. For additional information regarding the DVH Shares, see “DVH Shares” on page 25.

We are registering the Shares to permit the Selling Stockholders to offer such shares for resale from time to time. Except for the ownership of the Side Letter Shares, the Warrants and the DVH Shares and as disclosed in this section under “Material Relationships with Selling Stockholders” below, none of the Selling Stockholders have had any material relationship with us within the past three (3) years.

The following table sets forth certain information with respect to each Selling Stockholder, including (i) the shares of Common Stock beneficially owned by the Selling Stockholder prior to this offering, (ii) the number of Shares being offered by the Selling Stockholder pursuant to this prospectus and (iii) the Selling Stockholder’s beneficial ownership after completion of this offering. The registration of the Warrant Shares issuable to the Selling Stockholders upon the exercise of the Warrants does not necessarily mean that the Selling Stockholders will sell all or any of such shares, but the number of shares of Common Stock and percentages set forth in the final two columns below assume that all Warrant Shares are issued to, and sold by, the Selling Stockholders. The final two columns also assume the exercise of all of the Warrants held by the Selling Stockholders as of January 30, 2025, and take into account the effect of the Beneficial Ownership Limitations (as defined below) in any warrants held by the Warrant Holders after this offering. See “Plan of Distribution”.

The table is based on information supplied to us by the Selling Stockholders, with beneficial ownership and percentage ownership determined in accordance with the rules and regulations of the SEC, and includes voting or investment power with respect to shares of Common Stock. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares of Common Stock beneficially owned by a Selling Stockholder and the percentage ownership of such Selling Stockholder, shares of Common Stock subject to securities held by that Selling Stockholder that are exercisable for or convertible into shares of Common Stock within 60 days after January 30, 2025 are deemed outstanding. Such shares of Common Stock, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other Selling Stockholder.

	Number of Shares Beneficially Owned Prior to Offering		Maximum Number of Shares to be Sold Pursuant to this Prospectus		Number of Shares Beneficially Owned After Offering(3)	Percentage Beneficially Owned After Offering(3)
Anson East Master Fund LP(4)	1,296,713	(1)(7)	714,149	(2)	582,564	0.9%
Anson Investments Master Fund LP(4)	5,119,297	(1)(8)	2,856,596	(2)	2,262,701	3.7%
Gregory Castaldo(5)	5,124,823	(1)(9)	3,761,997	(2)	1,362,826	2.2%
Joseph Reda(6)	2,908,672	(1)(10)	2,908,672	(2)	—	—%
Data Vault Holdings Inc.(11)	3,999,911		3,999,911		—	—%

(1)	All of the Warrants contain certain beneficial ownership limitations, which provide that a holder of the Warrants may not exercise any portion of its Warrants if such holder, together with its affiliates, would beneficially own in excess of 9.99%, of the number of shares of Common Stock outstanding immediately after giving effect to such exercise (each such limitation, a “Beneficial Ownership Limitation”). As a result, the number of shares of Common Stock reflected as beneficially owned by each Warrant Holder includes (i) any outstanding shares of Common Stock held by such Selling Stockholder and (ii) if any, the number of Warrant Shares offered hereby and any other securities convertible into and exercisable for shares of Common Stock that may be held by such Selling Stockholder, in each case which such Warrant Holder has the right to acquire as of January 30, 2025 and without it or any of its affiliates beneficially owning more than 9.99%, as applicable, of the number of outstanding shares of Common Stock as of January 30, 2025.

(2)	Represents shares of Common Stock issuable to the Warrant Holders upon full exercise of the Warrants, without giving effect to the Beneficial Ownership Limitations.

(3)	The number of shares owned and the percentage of beneficial ownership after this offering set forth in these columns are based on 61,388,118 shares of Common Stock outstanding, which includes 52,034,060 shares of Common Stock outstanding as of January 30, 2025 and assumes full exercise of the Warrants that are exercisable for the 9,354,058 Warrant Shares offered hereby. The calculation of beneficial ownership reported in such columns takes into account the effect of the Beneficial Ownership Limitations in any warrants held by the Selling Stockholders after this offering.

(4)	Anson Advisors Inc and Anson Funds Management LP, the Co-Investment Advisers of Anson Investments Master Fund LP (“AIMF”) and Anson East Master Fund LP (“AEMF”, and collective with AIMF, “ANSON”), hold voting and dispositive power over the the shares of Common Stock held by ANSON. Tony Moore is the managing member of Anson Management GP LLC, which is the general partner of Anson Funds Management LP. Moez Kassam and Amin Nathoo are directors of Anson Advisors Inc. Mr. Moore, Mr. Kassam and Mr. Nathoo each disclaim beneficial ownership of these shares of Common Stock except to the extent of their pecuniary interest therein. The principal business address of ANSON is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(5)	Gregory Castaldo is a United States citizen with a principal residence at 3776 Steven James Drive, Garnet Valley, Pennsylvania 19060.

(6)	Joseph Reda is United States citizen with a principal business address of 1 Wolfs Lane, Suite 316, Pelham, NY 10803.

(7)	These shares consist of (a) 70,624 Side Letter Shares, (b) 46,818 September Inducment Warrant Shares, (c) 429,127 Side Letter Warrant Shares, (d) 167,580 December Inducement Warrant Shares, (e) 381,310 Exchange Warrant Shares and (f) up to an aggregate of 201,254 shares of Common Stock exercisable pursuant to common stock purchase warrants issued to such Warrant Holder in April and May, 2024.

(8)	These shares consist of (a) 282,497 Side Letter Shares, (b) 187,270 September Inducment Warrant Shares, (c) 1,716,508 Side Letter Warrant Shares, (d) 670,321 December Inducement Warrant Shares, (e) 1,525,244 Exchange Warrant Shares and (f) up to an aggregate of 737,457 shares of Common Stock exercisable pursuant to common stock purchase warrants issued to such Warrant Holder in April and May, 2024.

(9)	These shares consist of (a) 316,877 Side Letter Shares, (b) 681,814 September Inducment Warrant Shares, (c) 1,925,405 Side Letter Warrant Shares, (d) 837,901 December Inducement Warrant Shares, (e) 1,000,000 Exchange Warrant Shares and (f) 362,826 shares of Common Stock.

(10)	These shares consist of (a) 217,358 Side Letter Shares, (b) 532,707 September Inducment Warrant Shares, (c) 1,320,706 Side Letter Warrant Shares and (d) 837,901 December Inducement Warrant Shares.

(11)	Nathaniel Bradley, our Chief Executive Officer and a director, is the Chief Executive Officer and sole director of DVH. The principal business address of each of the Mr. Bradley and DVH is 48 Wall Street, Floor 11, New York, NY 10005.

Material Relationships with Selling Stockholders

February 2023 Registered Direct Offering and Concurrent Private Placement

On January 31, 2023, we entered into a securities purchase agreement (the “February 2023 Purchase Agreement”) with certain investors, including the Warrant Holders. Under the February 2023 Purchase Agreement, we agreed to issue and sell to such investors (i) in a registered direct offering, 1,344 shares of Common Stock and pre-funded warrants to purchase up to 2,545 shares of Common Stock, and (ii) in a concurrent private placement, warrants exercisable for an aggregate of up to 5,833 shares of Common Stock, at an exercise price of $1,573.50 per share of common stock (the “February 2023 Warrants”). The offering closed on February 3, 2023 and we received gross proceeds of approximately $6.2 million before deducting fees and other offering expenses payable by us.

March 2023 Registered Direct Offering and Concurrent Private Placement

On March 27, 2023, we entered into a securities purchase agreement (the “March 2023 Purchase Agreement”) with certain investors, including the Warrant Holders. Under the March 2023 Purchase Agreement, we agreed to issue and sell to such investors (i) in a registered direct offering, 5,581 shares of Common Stock and (ii) in a concurrent private placement, warrants exercisable for an aggregate of up to 11,163 shares of Common Stock, at an exercise price of $286.50 per share of Common Stock (the “March 2023 Warrants”). The offering closed on March 29, 2023 and we received gross proceeds of approximately $1.8 million before deducting fees and other offering expenses payable by us.

April 2023 Registered Direct Offering and Concurrent Private Placement

On April 7, 2023, we entered into a securities purchase agreement (the “April 2023 Purchase Agreement”) with certain investors, including the Warrant Holders. Under the April 2023 Purchase Agreement, we agreed to issue and sell to such investors (i) in a registered direct offering, 4,954 shares of Common Stock and (ii) in a concurrent private placement, warrants exercisable for an aggregate of up to 9,908 shares of Common Stock, at an exercise price of $211.50 per share of Common Stock (the “April 2023 Warrants”). The offering closed on April 12, 2023 and we received gross proceeds of approximately $1.2 million before deducting fees and other offering expenses payable by us.

May 2023 Warrant Inducement

On May 15, 2023, we entered into warrant exercise inducement offer letters with holders of the April 2023 Warrants, including the Warrant Holders, pursuant to which the holders agreed to exercise for cash, certain of the April 2023 Warrants in exchange for the Company’s agreement to issue the new common stock purchase warrants (the “May 2023 Inducement Warrants”). The Company received aggregate gross proceeds of approximately $2.1 million from the exercise of the April 2023 Warrants by the holders before deducting fees and other offering expenses payable by us.

Each May 2023 Inducement Warrant is exercisable at a price per share of Common Stock of $199.50, was immediately exercisable upon issuance and will expire on the fifth anniversary of its issuance. The exercise price of the May 2023 Inducement Warrants is subject to appropriate adjustment in the event of recapitalization events, stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting the Company’s Common Stock. The Company and Warrant Holders have agreed that the May 2023 Inducement Warrants are callable by the Company at a redemption price of $75.00 per May Inducement 2023 Warrant, provided that the resale of the shares of Common Stock underlying the May Inducement Warrants are then registered or may be resold under Rule 144 under the Securities Act.

The shares of Common Stock issuable upon exercise of the May 2023 Inducement Warrants have been registered for resale pursuant to a Registration Statement on Form S-1 (File No.333-272278), which was declared effective by the SEC on June 7, 2023.

July 2023 Warrant Inducement

On July 26, 2023, we entered into warrant exercise inducement offer letters with holders of the March 2023 Warrants and May 2023 Inducement Warrants, including the Warrant Holders, pursuant to which the holders agreed to exercise for cash, certain of the March 2023 Warrants and May 2023 Inducement Warrants in exchange for the Company’s agreement to issue the new common stock purchase warrants (the “July 2023 Inducement Warrants”). The Company received aggregate gross proceeds of approximately $678,000 from the exercise of certain of the May 2023 Inducement Warrants by the holders before deducting fees and other offering expenses payable by us.

Each July 2023 Inducement Warrant is exercisable at a price per share of Common Stock of $193.50, was immediately exercisable upon issuance and will expire on the fifth anniversary of its issuance. The exercise price of the July 2023 Inducement Warrants is subject to appropriate adjustment in the event of recapitalization events, stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting the Company’s Common Stock. The Company and the Warrant Holders have agreed that the July 2023 Inducement Warrants are callable by the Company at a redemption price of $75.00 per July 2023 Inducement Warrant, provided that the resale of the shares of Common Stock underlying such warrants are then registered or may be resold under Rule 144 under the Securities Act.

The shares of Common Stock issuable upon exercise of the July 2023 Inducement Warrants have been registered for resale pursuant to a Registration Statement on Form S-1 (File No. 333-274155), which was declared effective by the SEC on August 30, 2023.

September 2023 Waiver Agreement

On September 1, 2023, we entered into a waiver agreement (the “Waiver Agreement”) with certain purchasers who executed the March 2023 Purchase Agreement and April 2023 Purchase Agreement, including the Warrant Holders, whereby the purchasers agreed to waive the prohibition on Variable Rate Transactions (as defined in each of the March 2023 Purchase Agreement and the April 2023 Purchase Agreement). In consideration therefor, we granted to the purchasers the right to participate in any subsequent financings of the Company occurring on or prior to September 1, 2024, up to an amount equal to 90%, in aggregate, of the total dollar value raised in any such financing, on the same terms and conditions provided to other investors. Such right of participation was terminated and superseded by the right of participation granted to the Warrant Holders pursuant to the March 2024 Purchase Agreement, as further described below.

October 2023 Public Offering

On October 16, 2023, we entered into a securities purchase agreement (the “October 2023 Purchase Agreement”) with certain investors, including the Warrant Holders. Under the October 2023 Purchase Agreement, we issued and sold to such investors in a public offering (the “October 2023 Public Offering”) (i) 87,000 units, with each unit consisting of (A) one (1) share of Series B Preferred Stock, and (B) two Preferred Warrants, with each Preferred Warrant exercisable for Preferred Warrant Share, at the public offering price of $55.00 per unit.

The October 2023 Public Offering closed on October 17, 2023, and we received gross proceeds of approximately $4.5 million before deducting fees and other offering expenses payable by us.

December 2023 Warrant Inducement

On December 5, 2023, we entered into warrant inducement letter agreements (the “December 2023 Inducement Agreements”) with certain holders of the Series B Preferred Warrants exercisable for up to 168,972 shares of Series B Preferred Stock, issued pursuant to the Series B Preferred Stock Offering (the “Existing Preferred Warrants”). Pursuant to the December 2023 Inducement Agreements, the holders of the Existing Preferred Warrants agreed to a reduced exercise price of $35.72 per share of Series B Preferred Stock, while maintaining the original fixed conversion price of $62.205 (the “Conversion Price”) of the Series B Preferred Stock, upon the exercise of any Existing Preferred Warrants during the period (the “December 2023 Inducement Period”) commencing from the date of the Inducement Agreements until the later of (i) the day immediately preceding the date stockholder approval for the issuance of shares of Common Stock underlying the New Inducement Warrants (defined below) pursuant to the Nasdaq Requirement is obtained (the “Warrant Inducement Stockholder Approval Date”), or (ii) January 15, 2024. As of February 13, 2024, the Inducement Period has ended as all outstanding shares of Series B Preferred Stock held by the holders of Existing Preferred Warrants have been repurchased and all outstanding Existing Preferred Warrants have been cancelled pursuant to the February 2024 Side Letters (as defined below). As of February 13, 2024, the holders of the Existing Preferred Warrants have exercised such warrants to purchase 87,657 shares of Series B Preferred Stock, and we have received approximately $3.1 million in gross proceeds from such exercises (the “December 2023 Warrant Inducement Transaction”).

Pursuant to the December 2023 Inducement Agreements, we issued common stock purchase warrants (the “New Inducement Warrants”) to purchase up to 281,828 shares of Common Stock to the holders of the Existing Preferred Warrants. The New Inducement Warrants have an initial exercise price of $22.23 per share, contain 4.99/9.99% beneficial ownership limitations, are not exercisable until after the Warrant Inducement Stockholder Approval Date and expire five years from the Warrant Inducement Stockholder Approval Date. The exercise price of the New Inducement Warrants is subject to downward adjustment upon any subsequent transaction at a price lower than the exercise price then in effect. Following the March 2024 Registered Direct Offering and Concurrent Private Placement (as defined below), the exercise price of the New Inducement Warrants was downward adjusted to $4.50 per share. Following our reverse stock split effective April 12, 2024 (the “Reverse Stock Split”), the New Inducement Warrants are immediately exercisable.

The exercise price and the number of shares of Common Stock issuable upon exercise of each New Inducement Warrant are subject to appropriate adjustments in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the common stock. Pursuant to a one-time reset right under the terms of such warrants, the exercise price of such warrants was reset at $1.8302 as a result of the Reverse Stock Split, and all such warrants were exercised for cash at such price shortly after the price reset became effective.

Pursuant to the December 2023 Inducement Agreements, we agreed to (a) file a registration statement to register the resale of the shares of Common Stock underlying the New Inducement Warrants as soon as reasonably practicable, but in any event no later than 45 calendar days following the Warrant Inducement Stockholder Approval Date, and to use commercially reasonable efforts to have such resale registration statement declared effective by the SEC as soon as practicable and to keep such registration statement effective at all times until no such holder owns any such New Inducement Warrants or shares of Common Stock issuable upon exercise thereof, and (b) hold an annual or special meeting of stockholders on or prior to the date that is ninety (90) days (which was subsequently extended to one hundred and five (105) days) following the date of the December 2023 Inducement Agreements for the purpose of obtaining stockholder approval of such transaction. A registration statement on Form S-3 (file No. 333- 278622) was filed with the SEC on April 11, 2024 to register the shares of Common Stock underlying the New Inducement Warrants and the 2024 Bridge Warrant Shares (as defined below), and such registration statement was declared effective on April 18, 2024.

We engaged Maxim as exclusive financial advisor to provide financial services in connection with the transactions summarized above and, pursuant to a certain financial advisory agreement, dated December 5, 2023, by and between the Company and Maxim, agreed to pay Maxim a cash financial advisory fee equal to 8% of the aggregate gross proceeds received from the exercise of Existing Preferred Warrants by the holders thereof. In addition, we agreed to reimburse Maxim for its accountable legal expenses in connection with the exercise of the Existing Preferred Warrants and the issuance of the New Inducement Warrants of up to $10,000.

On February 5, 2024, we and the holders of the New Inducement Warrants entered into a warrant amendment agreement, pursuant to which the date we are first required to reserve shares of Common Stock underlying the New Inducement Warrants was postponed from the date of the New Inducement Warrants were issued to the Warrant Inducement Stockholder Approval Date.

From January 1, 2024 through June 10, 2024, (a) the holders of the Existing Preferred Warrants have exercised such warrants to purchase 29,322 shares of Series B Preferred Stock, and we have received approximately $714,000 in gross proceeds from such exercises, and (b) we issued New Inducement Warrants to purchase up to 94,275 shares of Common Stock to the holders of the Existing Preferred Warrants.

2024 Bridge Note and Warrant

On January 22, 2024, we entered into securities purchase agreements (the “2024 Bridge Purchase Agreements”), with the holders of Series B Preferred Warrants, pursuant to which we agreed to issue to such holders promissory notes in the aggregate principal amount of $1,000,000 (the “2024 Bridge Promissory Notes”) and common stock purchase warrants (the “2024 Bridge Warrants”) to purchase up to an aggregate of 66,665 shares of our Common Stock (“2024 Bridge Warrant Shares”), at an initial exercise price of $22.23 per share, in consideration for $600,000 (the “2024 Bridge Private Placement”).

Each of the 2024 Bridge Promissory Notes matures on the earlier to occur of: (i) July 17, 2024, and (ii) the full or partial exercise of certain Series B Preferred Warrants then held by the applicable holder, issuable for at least 9,322 shares of the Series B Preferred Stock upon such full or partial exercise. The 2024 Bridge Promissory Notes do not bear interest except upon the occurrence of an event of default. The 2024 Bridge Promissory Notes are not convertible into shares of Common Stock or Series B Preferred Stock.

At any time after issuance of the 2024 Bridge Promissory Notes, we may repay all or less than all of the outstanding principal amount of the 2024 Bridge Promissory Notes, with no penalty or premium of any kind, upon at least one day’s written notice to the applicable holder of such notes.

The 2024 Bridge Warrants contain 4.99/9.99% beneficial ownership limitations and are not exercisable until after the date that stockholder approval is obtained to approve each of (i) the issuance of the 2024 Bridge Warrant Shares issuable upon the exercise of the 2024 Bridge Warrants, as may be required by the applicable rules and regulations of Nasdaq and (ii) if necessary, a proposal to amend the our Certificate of Incorporation to increase the authorized share capital of the Company to an amount sufficient to cover the 2024 Bridge Warrant Shares or to effectuate a reverse stock split whereby the authorized share capital is not split and is sufficient to cover the 2024 Bridge Warrant Shares (and such reverse split is effectuated) (“Bridge Warrant Stockholder Approval”), and will expire on the fifth (5th) anniversary of the date on which Bridge Warrant Stockholder Approval is received and deemed effective under Delaware law. The exercise price of the 2024 Bridge Warrants is subject to downward adjustment upon any subsequent transaction at a price lower than the exercise price then in effect. Following the March 2024 Registered Direct Offering and Concurrent Private Placement, the exercise price of the 2024 Bridge Warrants was downward adjusted to $4.50 per share. Following the Reverse Stock Split, the 2024 Bridge Warrants are immediately exercisable.

The exercise price and the number of shares of Common Stock issuable upon exercise of each 2024 Bridge Warrant are subject to appropriate adjustments in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the common stock. Pursuant to a one-time reset right under the terms of such warrants, the exercise price of such warrants was reset at $1.8302 as a result of the Reverse Stock Split, and all such warrants were exercised for cash at such price shortly after the price reset became effective.

The closing of the 2024 Bridge Private Placement occurred on January 23, 2024.

Repayment of 2024 Bridge Promissory Notes

Between January 26, 2024 and February 2, 2024, the 2024 Bridge Promissory Notes were paid back in full.

Conversion of Series B Preferred Stock

As of June 10, 2024, the holders of Series B Preferred Stock have converted 115,278 shares of Series B Preferred Stock into 185,319 shares of Common Stock (the “Conversion”). From January 1, 2024 through June 10, 2024, the holders of Series B Preferred Stock have converted 5,000 shares of Series B Preferred Stock into 8,038 shares of Common Stock.

February 2024 Unit Offering

On February 13, 2024, we completed a public offering (the “February 2024 Unit Offering”) of an aggregate of 158,227 units (the “February Units”) and 867,373 pre-funded units (the “February 2024 Pre-Funded Units”) for a purchase price of $9.75 per February Unit and $9.735 per February Pre-Funded Unit, resulting in aggregate gross proceeds of approximately $10 million. Each February Unit consists of (i) one share of Common Stock, and (ii) one warrant (the “February 2024 Warrants”) to purchase one share of Common Stock (the “February 2024 Warrant Shares”), at an initial exercise price of $9.75 per share. Each February 2024 Pre-Funded Unit consists of (i) one pre-funded warrant (the “February 2024 Pre-Funded Warrants”) to purchase one share of common stock, and (ii) one February 2024 Warrant. The February 2024 Warrants are not exercisable until after the date that stockholder approval is obtained to approve each of (i) the issuance of the February 2024 Warrant Shares, as may be required by the applicable rules and regulations of Nasdaq, and (ii) if necessary, a proposal to amend the Certificate of Incorporation to increase the authorized share capital of the Company to an amount sufficient to cover the February 2024 Warrant Shares or to effectuate a reverse stock split whereby the authorized share capital is not split and is sufficient to cover the February Warrant Shares (and such reverse split is effectuated) (“Stockholder Approval for February 2024 Unit Offering”), and will expire on the fifth (5th) anniversary of the date on which Stockholder Approval for February 2024 Unit Offering is received and deemed effective under Delaware law. The February 2024 Pre-Funded Warrants are immediately exercisable for one share of common stock at an exercise price of $0.015 per share, and will remain exercisable until exercised in full.

With respect to the holders of February 2024 Warrants who did not execute the Warrant Amendment Agreement (as defined below), if at any time on or after the date of issuance there occurs any stock split, stock dividend, stock combination, recapitalization or other similar transaction involving our common stock (including the Reverse Stock Split), the lowest daily volume weighted average price during the period commencing five (5) consecutive trading days immediately preceding and the five consecutive trading days immediately following such event is less than the exercise price of the February 2024 Warrants then in effect, then such exercise price shall be reduced to the lowest daily volume weighted average price during such ten (10)-day period and the number of shares of Common Stock issuable upon exercise will be increased such that the aggregate exercise price, after taking into account the decrease, shall be equal to the aggregate exercise price on the issuance date. With respect to the holders of February 2024 Warrants who executed the Warrant Amendment Agreement, the right pursuant to such provision was one-time only, and they do not have this right in any future reverse stock splits or similar events under the terms of their February 2024 Warrants. Immediately prior to the Reverse Stock Split, an aggregate of 1,025,600 shares of Common Stock were issuable upon exercise of all February 2024 Warrants. As a result of the Reverse Stock Split, the aggregate number of shares of Common Stock issuable upon exercise of all February 2024 Warrants was increased by 4,438,065 to an aggregate of 5,463,665, based on a new per share exercise price of $1.8302.

In connection with the February 2024 Unit Offering, on February 12, 2024, we entered into a securities purchase agreement (the “February 2024 Purchase Agreement”) with certain investors, pursuant to which we agreed, subject to certain exemptions, not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of its shares of Common Stock or securities convertible into Common Stock until the date of the Stockholder Approval for February 2024 Unit Offering, unless we are required to complete a financing prior to the date of the Stockholder Approval for February 2024 Unit Offering, in order to satisfy Nasdaq’s continued listing requirements.

Also in connection with the February 2024 Unit Offering, on February 12, 2024, we entered into a placement agency agreement (the “February Placement Agency Agreement”) with Maxim, pursuant to which Maxim agreed to act as placement agent on a “best efforts” basis in connection with the February 2024 Unit Offering. We paid Maxim an aggregate fee equal to 7.0% of the gross proceeds raised in the February 2024 Unit Offering and reimbursed Maxim $75,000 for expenses in connection therewith.

Series B Repurchase and Cancellation Transaction

On February 5, 2024, we entered into side letter agreements (the “February 2024 Side Letters”) with certain holders of Series B Preferred Warrants, whereby such holders agreed to, among others, (i) allow us to repurchase all 62,657 outstanding shares of Series B Preferred Stock then held by them at $100 per share with a portion of the proceeds received from the February 2024 Unit Offering, and (ii) cancel all outstanding Series B Preferred Warrants to purchase up to 81,315 shares of Series B Preferred Stock, then held by them, immediately prior to the closing of the February 2024 Unit Offering (collectively, the “Series B Repurchase and Cancellation Transaction”). We used approximately $6.3 million of the proceeds from the February 2024 Offering to repurchase 62,657 shares of the Company’s Series B Preferred Stock, at $100 per share.

March 2024 Warrant Amendment

On March 26, 2024, we entered into a warrant amendment agreement (the “Warrant Amendment Agreement”) with certain holders of (i) the New Inducement Warrants, as amended by that certain warrant amendment agreement, dated as of February 5, 2024, (ii) the 2024 Bridge Warrants, and (iii) the February Warrants (together with the New Inducement Warrants, as amended and the 2024 Bridge Warrants, the “Original Warrants”), whereby the holders agreed to (i) amend the exercisability provision in the New Inducement Warrants, as amended and the 2024 Bridge Warrants so such warrants shall not be exercisable until one or more certificates of amendment to the Certificate of Incorporation are filed with the Secretary of State of the State of Delaware to effectuate an increase in authorized shares of capital stock of the Company and a reverse stock split of the Company’s outstanding shares of common stock; and (ii) remove certain exercise price reset, right to reprice and/or share adjustment provisions in the Original Warrants, to be effective following the first adjustments following the Reverse Stock Split, pursuant to each of Section 2(c) in the New Inducement Warrants, as amended and the 2024 Bridge Warrants and Section 3(f) of the February Warrants, as applicable, for purposes of compliance with Nasdaq.

March 2024 Registered Direct Offering and Concurrent Private Placement

On March 26, 2024, we entered into a securities purchase agreement (the “March 2024 Purchase Agreement”) with the Warrant Holders. Under the March 2024 Purchase Agreement, we agreed to issue and sell to the Warrant Holders (i) in a registered direct offering, 417,833 shares of Common Stock at $4.50 per share and pre-funded warrants to purchase up to 93,342 shares of Common Stock at $4.485 per pre-funded warrant, and (ii) in a concurrent private placement, common stock purchase warrants (the “March 2024 Warrants”) exercisable for an aggregate of up to 511,175 shares of Common Stock, at an initial exercise price of $6.00 per share (the “March 2024 Registered Direct Offering and Concurrent Private Placement”).

Pursuant to the March 2024 Purchase Agreement, we and the Warrant Holders terminated the participation right granted to the Warrant Holders pursuant to the Waiver Agreement in exchange for a new form of participation right whereby for the 24-month period beginning on March 27, 2024, the Warrant Holders may participate in (a) any financing offered by us that occurs on or before September 1, 2024 that is not intended to be marketed as a “public offering” under the rules of Nasdaq up to an amount equal to 90% of such financing, and (b) any other financing offered us up to an amount equal to 40% of such financing, in each case on the same terms, conditions and price provided to other purchasers in the applicable financing.

The March 2024 Warrants contain 4.99/9.99% beneficial ownership limitations and are not exercisable until the date we receive the approval required by the applicable rules and regulations of Nasdaq from stockholders with respect to the issuance of the March 2024 Warrant Shares and will expire on the fifth anniversary of such approval.

The March 2024 Registered Direct Offering and Concurrent Private Placement closed on March 27, 2024 and we received gross proceeds of approximately $2.3 million before deducting fees and other offering expenses payable by us.

Pursuant to a one-time right under the terms of the March 2024 Warrants and as a result of the Reverse Stock Split, the per share exercise price for the March 2024 Warrants was reduced to $1.8302 and the aggregate number of shares of Common Stock issuable upon exercise of all March 2024 Warrants was increased by 1,164,628, to an aggregate of 1,675,803, based on such price.

Initial April 2024 Registered Direct Offering and Concurrent Private Placement

On April 17, 2024, we entered into a securities purchase agreement (the “Initial April 2024 Purchase Agreement”) with the Warrant Holders. Under the Initial April 2024 Purchase Agreement, we agreed to issue and sell to the Warrant Holders (i) in a registered direct offering, 225,834 shares of Common Stock at $3.321 per share, and (ii) in a concurrent private placement, common stock purchase warrants (the “Initial April 2024 Warrants”) exercisable for an aggregate of up to 225,834 shares of Common Stock, at an exercise price of $3.196 per share (the “Initial April 2024 Registered Direct Offering and Concurrent Private Placement”).

The Initial April 2024 Warrants contain 4.99/9.99% beneficial ownership limitations, are exercisable upon issuance and expire on the fifth anniversary of the issuance date of such warrants.

The Initial 2024 Registered Direct Offering and Concurrent Private Placement closed on April 19, 2024 and we received gross proceeds of approximately $750,000 before deducting fees and other offering expenses payable by us.

On or about April 19, 2024, the Warrant Holders each entered into a warrant amendment agreement with us whereby the Selling Stockholders agreed to amend the “alternative cashless exercise” provision in Section 2(c) of the Initial April 2024 Warrants such that issuance of shares of Common Stock upon exercise of such “alternative cashless exercise” is subject to stockholder approval.

Second April 2024 Registered Direct Offering and Concurrent Private Placement

On April 19, 2024, we entered into a securities purchase agreement (the “Second April 2024 Purchase Agreement”) with the Warrant Holders. Under the Second April 2024 Purchase Agreement, we agreed to issue and sell to the Selling Shareholders (i) in a registered direct offering, 361,904 shares of Common Stock at $5.250 per share, and (ii) in a concurrent private placement, common stock purchase warrants (the “Second April 2024 Warrants”) exercisable for an aggregate of up to 542,856 shares of Common Stock, at an exercise price of $5.06 per share (the “Second April 2024 Registered Direct Offering and Concurrent Private Placement”).

The Second April 2024 Warrants contain 4.99/9.99% beneficial ownership limitations, are exercisable upon issuance and expire on the fifth anniversary of the issuance date of such warrants. Issuance of shares of Common Stock upon “alternative cashless exercise” pursuant to the terms of such warrants is subject to stockholder approval.

The Second April 2024 Registered Direct Offering and Concurrent Private Placement closed on April 23, 2024 and we received gross proceeds of approximately $1.9 million before deducting fees and other offering expenses payable by us.

Third April 2024 Registered Direct Offering and Concurrent Private Placement

On April 26, 2024, we entered into a securities purchase agreement (the “Third April 2024 Purchase Agreement”) with the Selling Shareholders. Under the Third April 2024 Purchase Agreement, we agreed to issue and sell to the Warrant Holders (i) in a registered direct offering, 418,845 shares of Common Stock at $5.73 per share, and (ii) in a concurrent private placement, common stock purchase warrants (the “Third April 2024 Warrants”) exercisable for an aggregate of up to 418,845 shares of Common Stock, at an exercise price of $5.60 per share (the “Third April 2024 Registered Direct Offering and Concurrent Private Placement”).

The Third April 2024 Warrants contain 4.99/9.99% beneficial ownership limitations, are exercisable upon issuance and expire on the fifth anniversary of the issuance date of such warrants. Issuance of shares of Common Stock upon “alternative cashless exercise” pursuant to the terms of such warrants is subject to stockholder approval.

The Third April 2024 Registered Direct Offering and Concurrent Private Placement closed on April 30, 2024 and we received gross proceeds of approximately $2.4 million before deducting fees and other offering expenses payable by us.

Initial May 2024 Registered Direct Offering and Concurrent Private Placement

On May 13, 2024, we entered into a securities purchase agreement (the “Initial May 2024 Purchase Agreement”) with the Warrant Holders. Under the Initial May 2024 Purchase Agreement, we agreed to issue and sell to the Warrant Holders (i) in a registered direct offering, 785,000 shares of Common Stock at $3.31 per share, and (ii) in a concurrent private placement, common stock purchase warrants (the “Initial May 2024 Warrants”) exercisable for an aggregate of up to 785,000 shares of Common Stock, at an exercise price of $3.18 per share (the “Initial May 2024 Registered Direct Offering and Concurrent Private Placement”).

The Initial May 2024 Warrants contain 4.99/9.99% beneficial ownership limitations, are exercisable upon issuance and expire on the fifth anniversary of the issuance date of such warrants. Issuance of shares of Common Stock upon “alternative cashless exercise” pursuant to the terms of such warrants is subject to stockholder approval.

The Initial May 2024 Registered Direct Offering and Concurrent Private Placement closed on May 15, 2024 and we received gross proceeds of approximately $2.6 million before deducting fees and other offering expenses payable by us.

Second May 2024 Registered Direct Offering and Concurrent Private Placement

On May 15, 2024, we entered into a securities purchase agreement (the “Second May 2024 Purchase Agreement”) with the Warrant Holders. Under the Second May 2024 Purchase Agreement, we agreed to issue and sell to the Warrant Holders (i) in a registered direct offering, 675,000 shares of Common Stock at $3.61 per share, and (ii) in a concurrent private placement, common stock purchase warrants (the “Second May 2024 Warrants”) exercisable for an aggregate of up to 675,000 shares of Common Stock, at an exercise price of $3.48 per share (the “Second May 2024 Registered Direct Offering and Concurrent Private Placement”).

The Second May 2024 Warrants contain 4.99/9.99% beneficial ownership limitations, are exercisable upon issuance and expire on the fifth anniversary of the issuance date of such warrants. Issuance of shares of Common Stock upon “alternative cashless exercise” pursuant to the terms of such warrants is subject to stockholder approval.

The Second May 2024 Registered Direct Offering and Concurrent Private Placement closed on May 17, 2024 and we received gross proceeds of approximately $2.4 million before deducting fees and other offering expenses payable by us.

Asset Purchase Agreement

See “DVH Shares.”

Other than the transactions described above, in “September 2024 Warrant Transaction,” “December 2024 Warrant Inducement Transaction” and “DVH Shares,” we have had no material relationships with the Selling Stockholders in the last three (3) years.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders pursuant to this prospectus. We may receive up to approximately $7,474,721  in gross proceeds from cash exercises of the Warrants, if exercised in full, based on the current per share exercise prices of $2.21 for the September Inducement Warrants and $1.70 for the December Inducement Warrants. The Side Letter Warrants contain an “alternative cashless exercise” feature, pursuant to which the Warrant Holders may exercise for an aggregate number of shares of Common Stock equal to the total number of the Side Letter Warrant Shares without any cash payment, and we anticipate that all exercises of the Side Letter Warrants will be effected in this fashion. If the exercise price is adjusted downwards, pursuant to the terms of anti-dilution features of such warrants or certain cashless exercise provisions, we will receive less aggregate gross proceeds if any of the Warrants are exercised at such lower price. We intend to use a portion of the net proceeds we may receive from any cash exercises of the Warrants for working capital, capital expenditures, product development, and other general corporate purposes, including investments in sales and marketing in the United States and internationally.

The Selling Stockholders will pay any agent’s commissions and expenses they incur for brokerage, accounting, tax or legal services or any other expenses that they incur in disposing of the shares of Common Stock. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares of Common Stock covered by this prospectus and any prospectus supplement. These may include, without limitation, all registration and filing fees, SEC filing fees and expenses of compliance with state securities or “blue sky” laws.

We cannot predict when or if the Warrants will be exercised, and it is possible that the Warrants may expire and never be exercised. In addition, the December Inducement Warrants are not exercisable until the date that we receive stockholder approval for the issuance of the December Inducement Warrant Shares. As a result, we may never receive meaningful, or any, cash proceeds from the exercise of the December Inducement Warrants, and we cannot plan on any specific uses of any proceeds we may receive beyond the purposes described herein.

See “Plan of Distribution” elsewhere in this prospectus for more information.

DESCRIPTION OF SECURITIES THAT THE SELLING STOCKHOLDERS ARE OFFERING

The Selling Stockholders are offering for resale up to an aggregate of 14,241,325 shares of Common Stock. The terms of our shares of Common Stock are contained in our Certificate of Incorporation and our bylaws, each as amended to date and each as filed or incorporated by reference as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023. For a description of our Common Stock, see (i) our Registration Statement on Form 8-A, filed with the SEC on July 25, 2018 under Section 12(b) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description and (ii) Exhibit 4.6—Description of Securities Registered Pursuant to Section 12 of the Exchange Act, to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on April 1, 2024.

Our Certificate of Incorporation authorizes the issuance of up to 300,000,000 shares of Common Stock and up to 20,000,000 shares of blank check preferred stock, par value $0.0001 per share, of which 375,000 shares are designated as Series B Preferred Stock. The Board may establish the rights and preferences of the preferred stock from time to time.

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their respective pledgees, assignees and successors-in-interest may, from time to time, sell, transfer or otherwise dispose of any or all of their securities covered hereby on any trading market, stock exchange or other trading facility on which the securities are traded or in private transactions. These sales may be at fixed prices, at prevailing market rates at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities covered hereby, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. We are requesting that each Selling Stockholder inform us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities. We will pay certain fees and expenses incurred by us incident to the registration of the securities.

Because the Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. We are requesting that each Selling Stockholder confirm that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the Selling Stockholder.

We intend to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information requirement under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale of the securities may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of Common Stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and are informing the Selling Stockholders of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Transaction summary

Asset Purchase of Compusystems, Inc

The Company entered into the Asset Purchase Agreement by and between the Company and CompuSystems, Inc., an Illinois corporation (“CSI”), dated December 19, 2024, as amended on December 30, 2024 (the “CSI Asset Purchase Agreement”). Pursuant to the CSI Asset Purchase Agreement, the Company has agreed to purchase, assume and accept from CSI all of the rights, title and interests used in the acquired business, and products and services solely to the extent they utilize the transferred assets, including CSI’s customer contracts, trademarks and other intellectual property (the “Acquisition”).

 The Company has agreed to acquire the transferred assets for an aggregate estimated purchase price of $39.3 million, which shall consist of  (i) an exclusivity payment fee of $1.0 million, (ii) a breakup fee of $1.0 million, (iii) an amount in cash equal to $10.0 million, (ii) 10,600,000 validly issued, fully paid and nonassessable shares of restricted common stock of the Company, par value $0.0001 per share, with an estimated fair value based on the closing stock price on January 14, 2025 of $1.63 per share, (v) $5.0 million payable in the form of a convertible note (the “First Convertible Note”) issued by the Company to CSI, due the second anniversary after closing, (vi) $5.0 million payable in the form of a convertible note (the “Second Convertible Note”, and together with the First Convertible Note, the “Convertible Notes”) issued by the Company to CSI, due the second anniversary after closing, and (vii) the assumption of the transferred liabilities as they relate to the transferred assets. The Company will only assume the transferred liabilities, if any. The Company anticipates that it will need to raise capital to satisfy the $10.0 million in cash consideration due to CSI in order to close the Acquisition. The exclusivity payment fee is non-refundable and is required to be paid to CSI within six business days after the date of the CSI Asset Purchase Agreement. The breakup fee is required to be delivered to an escrow agent within six business days after the date of the CSI Asset Purchase Agreement and is refundable under certain circumstances as set forth in the CSI Asset Purchase Agreement.

The CSI Asset Purchase Agreement includes customary representations and warranties and various customary covenants and closing conditions that are subject to certain limitations, including, without limitation, certain third-party consents and agreements.

The securities to be issued in the asset purchase will be issued in reliance upon exemptions from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 promulgated under Regulation D of the Securities Act.

The foregoing summary of the CSI Asset Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is included as exhibit 2.1 to our current report on Form 8-K filed with the SEC on December 26, 2024 (the amendment to which is included as exhibit 2.1 to our current report on Form 8-K filed with the SEC on January 6, 2025)

Data Vault Asset Acquisition

On December 31, 2024, the Company closed the asset purchase transaction contemplated by that certain asset purchase agreement with Data Vault, dated as of September 4, 2024, as amended on November 14, 2024 (the “DV Asset Purchase Agreement”). Pursuant to the DV Asset Purchase Agreement, the Company agreed to purchase, assume and accept from Data Vault all of the rights, title and interests in, to and under the transferred assets, including Data Vault’s information technology assets, certain patents, and software source code (the “Asset Purchase”).

The purchase consideration consisted of (i) $10.0 million payable in the form of a promissory note issued by the Company to Data Vault, (ii) $82.0 million in aggregate fair value of 40,000,000 in validly issued, fully paid and nonassessable shares of restricted common stock, and (iii) the assumption of the transferred liabilities, which clauses (i) through (iii) above, collectively, shall comprise the total consideration to be paid for the transferred assets. The Company will only assume the transferred liabilities, if any.

Pursuant to the DV Asset Purchase Agreement, the Company and Data Vault entered into an earn-out agreement, providing for the Company’s obligations to make payments to Data Vault in an amount equal to 3% of the Company’s revenue generated from or otherwise attributable to any patent rights included in the Asset Purchase, commencing as of the closing and ending upon the expiration (on a patent-by-patent basis) of such patent rights, as further set forth in the earn-out agreement.

December Inducement Agreements

As previously disclosed, on March 26, 2024, the Company, entered into a securities purchase agreement (the “Purchase Agreement”) with certain purchasers (the “Existing Warrant Holders”), pursuant to which the Company issued and sold to the Existing Warrant Holders common stock purchase warrants (the “Existing Warrants”) exercisable for up to 1,675,803 shares of common stock (the “Existing Warrant Shares”). On December 20, 2024, the Company entered into inducement agreements (each, an “December Inducement Agreement”) with the Existing Warrant Holders, pursuant to which the Company agreed, as consideration for exercising all or part of the Existing Warrants held by any such Existing Warrant Holder at a per share exercise price of $1.70 on or prior to December 31, 2024, to issue to such Existing Warrant Holder one or more common stock purchase warrants exercisable for up to a number of shares of Common Stock equal to 150% of the Existing Warrant Shares issuable upon the exercise of the Existing Warrants pursuant to its December Inducement Agreement (such warrants, the “Inducement Warrants” and such shares of Common Stock issuable upon exercise thereof, the “Inducement Warrant Shares”). The Inducement Warrants have a per share exercise price of $1.70.

The aggregate gross proceeds received by the Company was $2.6 million net of fees.

Pro forma information

The following unaudited pro forma condensed consolidated financial statements are based on the Company’s audited and unaudited interim historical consolidated financial statements. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2024 gives effect to this transaction as of that date. The unaudited pro forma condensed consolidated statements of operations for the twelve months ended December 31, 2023 and the nine months ended September 30, 2024 give effect to this transaction as if it occurred at the beginning of such period.

The unaudited pro forma condensed consolidated financial statements should be read together with the Company’s audited historical financial statements, which are included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on April 1, 2024, and the Company’s Quarterly Report on Form 10-Q for quarter ended September 30, 2024, which was filed with the SEC on November 14, 2024.

The unaudited pro forma condensed consolidated financial information is provided for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial position that the Company would have reported had the transaction closed on the dates indicated and should not be taken as representative of our future consolidated results of operations or financial position.

The pro forma adjustments related to the CSI Asset Purchase Agreement, DV Asset Purchase Agreement, and the December Inducement Agreements are described in the notes to the unaudited pro forma condensed consolidated financial information and principally include the following:

-	Pro forma adjustment to record the acquisition of the transferred assets in the DV asset acquisition and the CSI business acquisition;
-	Pro forma adjustment to record the December Inducement Agreements and additional financing needed to close the CSI Acquisition; and
-	Pro forma adjustment to record the effect of amortization and interest associated with the recognition of the Asset Purchase and Acquisition and related promissory note payable and convertible note payable.

The adjustments to fair value and the other estimates reflected in the accompanying unaudited pro forma condensed consolidated financial statements may be materially different from those reflected in the Company’s consolidated financial statements subsequent to the closing of the transaction. In addition, the unaudited pro forma condensed consolidated financial statements do not purport to project the future financial position or results of operations.

These unaudited pro forma condensed consolidated financial statements also do not include any integration costs the Company may incur related to the acquisition of the transferred assets.

WISA TECHNOLOGIES, INC.
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2024
(in thousands, except share and per share data)

	WISA	CSI	Entity Adjustments		Transaction Accounting Adjustments		Pro Forma Combined
Assets
Cash and cash equivalents	$3,921	$65	$12,649	A	$(12,065)	B	$4,570
Accounts receivable	177	261	-		(261)	B	177
Unbilled receivable	-	138	-		-		138
Inventories	1,860	154	-		-		2,014
Prepaid expenses and other current assets	1,099	144	-		-		1,243
Total current assets	7,057	762	12,649		(12,326)		8,142
Property and equipment, net	62	2,876	-		-		2,938
Intangible assets and goodwill	-	-	87,188	A	36,312	B	123,500
ROU asset	-	784	-		-		784
Notes receivable	323	-	-		-		323
Other assets	575	134	-		-		709
Total assets	$8,017	$4,556	$99,837		$23,986		$136,396

Liabilities, Convertible Redeemable Preferred Stock and Stockholders’ Equity / (Deficit)
Current Liabilities:
Accounts payable	$1,689	$502	$-		$-		$2,191
Current Portion of Long Term Debt	-	1,408	-		(1,408)	C	-
Line of credit	-	1,075	-		(1,075)	C	-
Accrued liabilities	1,434	-	450	A	63	D	1,947
Accrued expenses	-	2,591	-		-		2,591
Customer deposits	-	330	-		-		330
Operating lease obligation	-	333	-		-		333
Loan from shareholder	-	1,545			(1,545)	C	-
Total current liabilities	3,123	7,784	450		(3,965)		7,392
Loan payable, net of current	-	-	10,000	A	10,000	B	20,000
Convertible note	-	-	-		-		-
Capital lease obligation	-	-	-		-		-
Operating Lease Obligations, net of Current	-	452	-		-		452
Warrant liabilities	19	-	-		-		19
Other liabilities	580	-	-		-		580
Total liabilities	3,722	8,236	10,450		6,035		28,443

Commitments and contingencies

Stockholders’ Equity / (Deficit):
Common stock, par value $0.0001; 300,000,000 shares authorized; 7,767,828 and 222,380 shares issued and outstanding as of September 30, 2024 and December 31, 2023, respectively	1	-	-		-		1
Additional paid-in capital	296,386	4,160	94,649	A	13,118	B	408,313
Accumulated deficit	(292,092)	(7,497)	(5,262)	A	4,490	D	(300,361)
Less treasury stock	-	(343)	-		343	D	-
Total stockholders’ equity / (deficit)	4,295	(3,680)	89,387		17,951		107,953
Total liabilities, convertible preferred stock and stockholders’ equity / (deficit)	$8,017	$4,556	$99,837		$23,986		$136,396

WISA TECHNOLOGIES, INC.
PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Nine Months Ended September 30, 2024
(in thousands, except share and per share data)

	WISA	CSI		Pro Forma Adjustments		Pro Forma Combined
Revenue, net	$1,772	$8,931		$-		$10,703
Cost of revenue	1,618	6,476		-		8,094
Gross profit (deficit)	154	2,455		-		2,609
Operating Expenses:
Research and development	5,729					5,729
Sales and marketing	2,777	789		-		3,566
General and administrative	6,454	1,239		-		7,693
Depreciation expense and amortization		708		7,756	E	8,464
Total operating expenses	14,960	2,736		7,756		25,452
Loss from operations	(14,806)	(281)		(7,756)		(22,843)

Interest income (expense), net	(1,260)	(275)		(513)	F	(2,048)
Decrease (increase) in fair value of warrant liabilities	(29,120)	-		-		(29,120)
Loss on debt extinguishment	—	-		-		-
Other income (expense), net	136	(73)		-		63
Loss before provision for income taxes	(45,050)	(629)		(8,269)		(53,948)
Provision for income taxes	—	-		-		-
Net loss	(45,050)	(629)		(8,269)		(53,948)
Deemed dividend on conversion of Series B preferred for common stock and repurchase of Series B preferred stock	(5,842)					(5,842)
Deemed dividend on issuance of common stock and warrants in connection with amendment to warrants to purchase common stock	(2,253)					(2,253)
Net loss attributable to common stockholders	$(53,145)					$(62,043)
Net loss per common share - basic and diluted	$(16.81)					$(1.04)
Weighted average number of common shares used in computing net loss per common share	3,162,227	46,134,969	G	10,600,000	G	59,897,196

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
For the year ended December 31, 2023
(in thousands, except share and per share data)

	WISA	CSI		Pro Forma Adjustments		Pro Forma Combined
Revenue, net	$2,083	$12,302		$-		$14,385
Cost of revenue	5,540	8,942		-		14,482
Gross profit (deficit)	(3,457)	3,360		-		(97)

Operating Expenses:
Research and development	7,456	-		-		7,456
Sales and marketing	5,177	1,442		-		6,619
General and administrative	5,367	1,614		-		6,981
Depreciation and amortization		2,181		10,359	E	12,540
Total operating expenses	18,000	5,237		10,359		33,596
Loss from operations	(21,457)	(1,877)		(10,359)		(33,693)

Interest expense, net	(932)	(243)		(788)	F	(1,963)
Change in fair value of warrant liability	4,510			-		4,510
Loss on impairment of capitalized software		(1,614)		-		(1,614)
Change in fair value of derivative liability	—			-		-
Loss on debt extinguishment	(837)			-		(837)
Other expense, net	(1)	(428)		-		(429)
Loss before provision for income taxes	(18,717)	(4,163)		(11,147)		(34,027)
Provision for income taxes	4	-		-		4
Net loss	(18,721)	(4,163)		(11,147)		(34,031)
Deemed dividend on conversion of convertible preferred for common stock	(6,360)					(6,360)
Net loss attributable to common stockholders	$(25,081)					$(40,391)
Net loss per common share - basic and diluted	$(3.18)					$(0.62)
Weighted average number of common shares used in computing net loss per common share	7,898,469	46,134,969	G	10,600,000	G	64,633,438

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL INFORMATION

Note 1 — Basis of Presentation

The audited annual and unaudited interim historical consolidated financial statements have been adjusted in the pro forma consolidated financial statements in accordance with Article 11 of the SEC’s Regulation S-X to give effect to pro forma events that are (1) directly attributable to the Acquisition, the Asset Purchase, and the Inducement (2) factually supportable and (3) with respect to the pro forma consolidated statements of operations, expected to have a continuing impact on the consolidated results following the closing of the transactions contemplated by the CSI Asset Purchase Agreement, the Asset Purchase and the Inducement.

The unaudited pro forma condensed consolidated financial statements are based on the Company’s audited and unaudited interim historical consolidated financial statements as adjusted to give effect to the Company’s Acquisition, the Asset Purchase and the Inducement. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2024, gives effect to the acquisition as of that date. The unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2024, and the twelve months ended December 31, 2023, give effect to the acquisition as if it occurred on the beginning of such periods.

The allocation of the consideration transferred used in the unaudited pro forma condensed consolidated financial statements is based upon a preliminary valuation by management of the consideration transferred and does not represent a preliminary allocation of all of the assets and liabilities to be acquired in the Acquisition due to the Company not having sufficient time from the date of the announcement of the pending acquisition and the pro forma. The final estimate of the fair value of the assets will be determined with the assistance of a third-party valuation firm. The Company’s preliminary estimates and assumptions are subject to material change upon the finalization of internal studies and third-party valuations of assets, which may include intangible assets, and certain liabilities.

The unaudited pro forma condensed consolidated financial statements are provided for informational purposes only and is not necessarily indicative of what the consolidated Company’s financial position and results of operations would have actually been had the transaction been completed on the dates used to prepare these pro forma financial statements. The adjustments to fair value and the other estimates reflected in the accompanying unaudited pro forma condensed consolidated financial statements may be materially different from those reflected in the Company’s consolidated financial statements subsequent to the transaction. In addition, the unaudited pro forma condensed consolidated financial statements do not purport to project the future financial position or results of operations of the Company.

The unaudited pro forma combined financial information herein has been adjusted to depict the accounting of a business combination for the Acquisition (“Transaction Accounting Adjustments”), which reflect the application of the purchase accounting required by U.S. GAAP and SEC rules and regulations. The unaudited pro forma combined financial information does not present any synergies that are expected to occur (“Management’s Adjustments”).

The Acquisition is expected to be accounted for using the acquisition method of accounting, pursuant to ASC 805, Business Combinations, with the Company considered the accounting and legal acquirer. The unaudited pro forma condensed combined financial information reflects the preliminary assessment of fair values and useful lives assigned to the assets acquired and liabilities assumed. Fair value estimates will be determined based on discussions between us and CSI and through due diligence efforts. The detailed valuation studies necessary to arrive at the required estimates of the fair values for the CSI assets acquired and liabilities assumed have not been completed. Significant assets and liabilities that are subject to preparation of valuation studies to determine appropriate fair value adjustments include intangible assets and deferred income tax liability. Changes to the fair values of these assets and liabilities will also result in goodwill recorded from the acquisition, which could be material.

These financial statements also do not include any integration costs the Company may incur related to the transaction.

Note 2 — Summary of Significant Accounting Policies

The unaudited pro forma condensed consolidated financial statements have been prepared in a manner consistent with the accounting policies adopted by the Company. The accounting policies followed for financial reporting on a pro forma basis are the same as those disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Note 3 — Preliminary Purchase Consideration

On December 19, 2024, the Company entered into the CSI Asset Purchase Agreement with CSI, pursuant to which the Company has agreed to purchase, assume and accept from CSI all of the rights, title and interests in, to and under the transferred assets, including CSI’s customer contracts, trademarks, and other intellectual property. The transaction is expected to close in 2025.

Pursuant to the CSI Asset Purchase Agreement, the Company has agreed to acquire the transferred assets for an aggregate purchase price which shall consist of  (i) the exclusivity payment fee of $1.0 million, (ii) the breakup fee of $1.0 million, (iii) an amount in cash equal to $10.0 million, (iv) 10,600,000 validly issued, fully paid and nonassessable shares of restricted common stock of the Company, par value $0.0001 per share, (v) $5.0 million payable in the form of a First Convertible Note issued by the Company to CSI, and due the second anniversary of closing, (vi) $5.0 million payable in the form of a Second Convertible Note, issued by the Company to CSI, and due the second anniversary of closing, and (vii) the assumption of the transferred liabilities as they relate to transferred assets. The exclusivity payment fee is non-refundable and is paid to CSI on the date of the CSI Asset Purchase Agreement. The breakup fee is required to be delivered to an escrow agent within six business days after the date of the CSI Asset Purchase Agreement and is refundable under certain circumstances as set forth in the CSI Asset Purchase Agreement.

The following table highlights the components of the preliminary purchase consideration:

Exclusivity fee	$1,000,000
Break-up fee	1,000,000
Cash payment on closing	10,000,000
Common stock	17,278,000
1st convertible note	5,000,000
2nd convertible note	5,000,000
$39,278,000

This preliminary fair value has been used to prepare pro forma adjustments in the pro forma consolidated balance sheet and statements of operations. The preliminary allocation of purchase price has not been performed yet due to the Company not having sufficient time from the announcement of the pending acquisition and will be determined when the Company has completed the detailed valuations and necessary calculations. The final allocation will differ materially from the amounts used in the pro forma adjustments. The final allocation may include (1) changes in allocations to intangible assets such as customer lists, trade names, technology and goodwill, and (2) other changes to the estimated lives of the assets (3) assumptions used for financing, and (4) the assumption of any liabilities.

In accordance with the CSI Asset Purchase Agreement the purchase price includes 17.3 million in common stock based on the closing price of the Company’s common stock as of January 14, 2025, which was $1.63.

Note 4 — Pro Forma Transaction Accounting Adjustments

The pro forma transaction accounting adjustments are based on our preliminary estimates and assumptions that are subject to change. The following transaction accounting adjustments have been reflected in the unaudited pro forma condensed consolidated financial statements:

A. To adjust for the closing of the Data Vault Asset Purchase transaction which closed on December 31, 2024 for consideration of 40,000,000 shares of common stock at a closing stock price of $2.05 on the date of close, for an aggregate fair value of $82.0 million and a promissory note to Data Vault of $10.0 million. The transaction is accounted for as an asset purchase with the fair value of the intangibles acquired recorded at $92.0 million, equal to the consideration transferred. The pro forma adjustment includes accumulated amortization of $4.8 million for the nine months ended September 30, 2024, assuming the purchase occurred at the beginning of the period and estimated life on the intangible assets of 14.3 years. The actual useful life of the intangibles could be materially different after the detailed valuation study is performed. Accumulated deficit includes estimated payment of interest on the promissory note of $0.5 million using an interest rate of 6% and amortization of $4.8 million for the nine months ended September 30, 2024.

To adjust the cash balance for (i) the inducement of the Company’s February warrants at $1.70 exercise price per warrant for which inducement exercises took place from December 23, 2024 to December 26, 2024 for net proceeds of $2.6 million after fees and (ii) the anticipated equity offering proceeds required to fund the cash consideration of the CSI Asset Purchase Agreement of $10 million to be transferred on closing. The Company cannot be certain of the terms of the equity financing or if it will even receive financing. The terms of the financing may vary significantly from what is included in this estimate.

B. To record consideration of (i) $10 million cash consideration to be transferred at closing of the CSI Acquisition, (ii) $1 million exclusivity fee paid in cash on entering into the CSI Asset Purchase Agreement, (iii) $1 million break up fee paid in cash on entering into the CSI Asset Purchase Agreement, (iv) to adjust the issuance of the Convertible Notes in the aggregate of $10 million and (v) to adjust additional paid in capital for common stock consideration to be issued of 10,600,000 shares using an estimated closing stock price on January 14, 2025 of $1.63 per share for an estimated aggregate fair value of the common stock of $17.3 million. The resulting combined intangible assets to be recorded is $40.0 million. This pro forma adjustment does not allocate any of the transaction price to goodwill due to the Company not having sufficient time to perform detailed valuation studies of the intangibles acquired. When the detailed valuation studies are performed, we expect the recording of goodwill and therefore the amount allocated to intangible assets will be less.

C. To record the payoff of indebtedness using proceeds from the purchase consideration as outlined in the CSI Asset Purchase Agreement in the current portion of long-term debt for estimated amounts based on September 30, 2024 balances of (i) the term loan of $1.4 million and (ii) a line of credit of $1.1 million and in loan payable, net of current for a shareholder loan of $1.5 million.

D. To record (i) the pro forma adjustment to eliminate CSI equity, (ii) the pro forma adjustment for recording estimated amortization of the intangibles acquired in the CSI Acquisition of $2.9 million based on an estimated 10 year useful life and (iii) the pro forma adjustment to record interest due of $63 thousand on the issuance of the First Convertible Note at 5% to begin accruing 6 months after the closing date of the transaction. All pro forma adjustments assume the transaction occurs at the beginning of the period.

E. To record amortization of acquired intangibles estimated to be $4.8 million in the Data Vault Asset Purchase and $2.9 million for acquired intangibles in the CSI Acquisition for the nine months ended September 30, 2024 and $6.4 million for the Data Vault Asset Purchase and $3.9 million for CSI for the year ended December 31, 2023. For acquired intangibles in the Data Vault Asset Purchase an estimated useful life of 14.3 years was used and for the acquired intangibles in the CSI Acquisition an estimated combined useful life of ten years was used.

F. To record interest on the note payable issued in the Data Vault Asset Purchase for $0.5 million and the interest on the Convertible Notes issued as consideration for CSI of $63 thousand for the nine months ended September 30, 2024 and to record interest on the note payable issued in the Data Vault Asset Purchase of $0.6 million and the interest on the Convertible Notes issues as consideration for CSI of $0.2 million for the year ended December 31, 2023, assuming the transaction took place at the beginning of such periods.

G. To record the issuance of shares of common stock for (i) the DV Asset Purchase issuance of 40,000,000 shares of common stock paid on closing on December 31, 2024, (ii) the issuance of 10,600,000 shares of common stock to be issued at closing of the CSI Acquisition, and (iii) the issuance of 6,134,969 shares of common stock at the closing stock price of January 14, 2025 of $1.63 per share for the needed financing of the $10 million cash payment due at the closing of the CSI Acquisition for which the Company needs to obtain adequate financing to complete.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITY

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LEGAL MATTERS

The validity of the issuance of the securities offered hereby will be passed upon for us by Sullivan & Worcester LLP, New York, New York.

EXPERTS

Our consolidated financial statements as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2023, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 2 to the consolidated financial statements) of BPM LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of CompuSystems, Inc. as of December 31, 2023 and 2022, and for each of the years in the two-year period ended December 31, 2023, have been included in this prospectus in reliance upon the report of BG Advisors CPA, LTD, independent auditors, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus constitutes a part of a registration statement on Form S-3 filed under the Securities Act. As permitted by the SEC’s rules, this prospectus and any prospectus supplement, which form a part of the registration statement, do not contain all the information that is included in the registration statement. You will find additional information about us in the registration statement and its exhibits. Any statements made in this prospectus or any prospectus supplement concerning legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter.

You can read our electronic SEC filings, including such registration statement, on the internet at the SEC’s website at www.sec.gov. We are subject to the information reporting requirements of the Exchange Act, and we file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available at the website of the SEC referred to above. We also maintain a website at www.wisatechnologies.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. However, the information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our securities in this offering.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC permits us to “incorporate by reference” into this prospectus the information contained in documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. Information that we file later with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus, and will be considered to be a part of this prospectus from the date those documents are filed. We have filed with the SEC and incorporate by reference in this prospectus, except as superseded, supplemented or modified by this prospectus, the documents listed below (excluding those portions of any Current Report on Form 8-K that are not deemed “filed” pursuant to the General Instructions of Form 8-K):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on April 1, 2024;

•

our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2024, June 30, 2024 and September 30, 2024, filed with the SEC on May 20, 2024, August 14, 2024 and November 14, 2024, respectively;

•	our Current Reports on Forms 8-K filed with the SEC on January 12, 2024, January 18, 2024, January 23, 2024, January 25, 2024, January 30, 2024, February 16, 2024, March 18, 2024, March 26, 2024, March 27, 2024, March 29, 2024, April 9, 2024, April 12, 2024, April 18, 2024, April 19, 2024, April 23, 2024, April 26, 2024, April 30, 2024, May 13, 2024, May 15, 2024, May 15, 2024, May 17, 2024, May 31, 2024, June 12 ,2024, August 29 ,2024, September 10, 2024, September 10, 2024, October 1, 2024, October 31, 2024, November 15, 2024, December 4, 2024, December 20, 2024, December 23, 2024 (the first filing made on such date), December 26, 2024, January 6, 2025, January 7, 2025, January 8, 2025, February 13, 2025, February 13, 2025 and February 14, 2025 (except for Item 2.02 and Item 7.01 of any Current Report on Form 8-K which are not deemed “filed” for purposes of Section 18 of the Exchange Act and are not incorporated by reference in this prospectus); and

•	the description of our Common Stock contained in (i) our registration statement on Form 8-A, filed with the SEC on July 25, 2018 under Section 12(b) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description and (ii) Exhibit 4.6—Description of Securities Registered Pursuant to Section 12 of the Exchange Act, to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on April 1, 2024.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof but before the completion or termination of this offering (excluding any information not deemed “filed” with the SEC).

Any statement contained in a previously filed document is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in a subsequently filed document incorporated by reference herein modifies or supersedes the statement, and any statement contained in this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in a subsequently filed document incorporated by reference herein modifies or supersedes the statement.

We will provide, without charge, to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein, including exhibits. Requests should be directed to:

Datavault AI Inc.

15268 NW Greenbrier Pkwy

Beaverton, OR 97006

(408) 627-4716

info@wisatechnologies.com

Copies of these filings are also available through the “Investor Relations” section of our website at www.wisatechnologies.com. For other ways to obtain a copy of these filings, please refer to “Where You Can Find More Information” above.

INDEX TO FINANCIAL STATEMENTS

Financial Statements and Independent Auditor's Report Years Ended December 31, 2023 and 2022

Financial Statements and Independent Accountant's Report For the Nine Months Ended September 30, 2024 and 2023

F-1

COMPUSYSTEMS, INC.

Financial Statements and Independent Auditor's Report

Years Ended December 31, 2023 and 2022

COMPUSYSTEMS, INC.

CONTENTS

December 31, 2023 and 2022

INDEPENDENT AUDITOR'S REPORT

To the Stockholders

CompuSystems, Inc.

Lisle, Illinois

Opinion

We have audited the accompanying financial statements of CompuSystems, Inc., which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CompuSystems, Inc. as of December 31, 2023 and 2022, and the results of operations and its cash flows for the year then ended in accordance with the accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of CompuSystems, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about CompuSystems, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

3

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CompuSystems, Inc.'s internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about CompuSystems, Inc.'s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CompuSystems, Inc. as of December 31, 2023 and 2022, and the changes in its net assets and cash flows for the year then ended in accordance with the accounting principles generally accepted in the United States of America.

Naperville, Illinois

December 31, 2024

4

COMPUSYSTEMS, INC.

BALANCE SHEETS

December 31, 2023 and 2022

	2023	2022
ASSETS
CURRENT ASSETS
Cash	$355,205	$268,098
Accounts receivable, net	373,965	1,727,034
Unbilled receivables	171,553	198,224
Materials inventory	199,383	220,291
Prepaid expenses and other	445,812	150,526
Total current assets	1,545,918	2,564,173

RIGHT-OF-USE ASSETS	813,335	1,137,702

PROPERTY AND EQUIPMENT, NET	2,446,250	4,820,745

OTHER ASSETS
Deposits	133,400	169,815
Total other assets	133,400	169,815
TOTAL ASSETS	$4,938,903	$8,692,435

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable	$885,865	$671,938
Accrued expenses	2,274,746	2,219,844
Customer deposits and allowances	131,404	659,768
Line of credit	2,000,000	500,000
Current maturities of long-term debt	1,883,096	2,156,655
Operating lease liabilities, current portion	282,530	291,703
Convertible debt	-	225,000
Total current liabilities	7,457,641	6,724,908

LONG-TERM LIABILITIES
Operating lease liabilities, net of current portion	530,805	854,939

STOCKHOLDERS' EQUITY (DEFICIT)
Common stock, no par value, 1,000,000 shares authorized, 362,500 shares issued and 312,500 shares outstanding	-	-
Paid-in-capital	4,160,000	4,160,000
Accumulated deficit	(6,866,775)	(2,704,644)
Less treasury stock, at cost	(342,768)	(342,768)
Total stockholders' equity (deficit)	(3,049,543)	1,112,588
TOTAL LIABILITIES AND NET ASSETS	$4,938,903	$8,692,435

See accompanying notes to financial statements.

5

COMPUSYSTEMS, INC.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2023 and 2022

	2023	2022
SALES
Registration	$4,572,563	$5,373,449
Exhibitor services	7,729,348	8,417,328
Total sales	12,301,911	13,790,777

COST OF SALES	8,942,089	9,286,479

GROSS PROFIT	3,359,822	4,504,298

OPERATING EXPENSES
Sales and marketing	1,441,653	1,050,462
General and administrative	1,613,584	1,518,971
Depreciation and amortization	2,180,630	1,141,110
Total operating expenses	5,235,867	3,710,543

OPERATING INCOME (LOSS)	(1,876,045)	793,755

OTHER INCOME (EXPENSE) Interest income	-	18,509
Interest expense	(243,192)	(121,271)
Loss on impairment of capitalized software	(1,614,487)	-
Litigation and other	(428,407)	(270,708)
Total other income (expense)	(2,286,086)	(373,470)

NET INCOME (LOSS)	$(4,162,131)	$420,285

See accompanying notes to financial statements.

6

COMPUSYSTEMS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2023 and 2022

	Common Stock	Paid-In Capital	Treasury Stock	Accumulated Deficit	Total
Balance at January 1, 2022	$-	$2,381,000	$(342,768)	$(3,124,929)	$(1,086,697)

Conversion of shareholder loans	-	1,779,000			1,779,000

Net income	-			420,285	420,285

Balance at December 31, 2022	-	4,160,000	(342,768)	(2,704,644)	1,112,588

Net loss	-		-	(4,162,131)	(4,162,131)

Balance at December 31, 2023	$-	$4,160,000	$(342,768)	$(6,866,775)	$(3,049,543)

See accompanying notes to financial statements.

7

COMPUSYSTEMS, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2023 and 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(4,162,131)	$420,285
Adjustments to reconcile change in net assets to net cash from operating activities
Depreciation and amortization	2,180,630	1,141,110
Loss on impairment of capitalized software	1,614,487	-
Forgiveness of debt, U.S. SBA Payroll Protection Program Loan	-	(2,016,628)
(Increase) decrease in:
Accounts receivables	1,353,069	(294,947)
Unbilled receivables	26,671	(23,439)
Materials inventory	20,908	8,071
Prepaid expenses, deposits and other	(258,876)	66,725
Increase (decrease) in
Accounts payable	213,929	137,341
Accrued expenses and other	45,962	634,713
Customer deposits and allowances	(528,364)	(844,510)
Net cash from operating activities	506,285	(771,279)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(79,696)	(28,612)
Development in progress, customized software	(1,340,926)	(1,962,308)
Net cash used in investing actvities	(1,420,622)	(1,990,920)

CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings on revolving line of credit	1,500,000	-
Payments on long-term debt	(273,556)	921,684
Proceeds from convertible debt	-	1,310,000
Payment to shareholder for convertible debt	(225,000)	-
Net cash from financing actvities	1,001,444	2,231,684

NET INCREASE IN CASH	87,107	(530,515)

CASH, BEGINNING OF YEAR	268,098	798,613

CASH, END OF YEAR	$355,205	$268,098

Supplemental disclosure of cash flow information Cash payments for interest	$235,195	$121,271

See accompanying notes to financial statements.

8

COMPUSYSTEMS, INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023

1.	NATURE OF OPERATIONS

CompuSystems, Inc. (CSI), incorporated on July 20, 1976 under the Illinois business corporation act of 1933, provides registration, lead collection, and ancillary data processing services to the meeting, convention and tradeshow industry. CSI conducts business throughout the United States, and in Europe and Asia.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation

The financial statements are prepared on the accrual basis of accounting whereby revenues and assets are recognized when earned, and expenses and liabilities are recognized when incurred.

Cash

Cash consists of demand deposits in financial institutions that include balances the exceed federally insured limits. CSI has not experienced any losses on such accounts and its managment does not believe it is exposed to significant risk.

Allowance for Credit Losses

CSI grants trade credit to its customers located within and outside of the United States of America. The allowance for credit losses is an estimate based on CSI's historical collection experience.

Such allowances were $128,568 as of December 31, 2023 and 2022.

Unbilled Receivables

Unbilled receivables consist of costs incurred for future shows in excess of billing realized.

Materials Inventory

Materials inventory is stated at the lower of cost (determined under the first-in, first-out method) or market.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of assets ranging from from 3 to 15 years.

CSI capitalizes in-house and contracted costs related to the design, development, and implementation of computer software marketed to clients and to exhibitors and registrants attending client events. Such capitalized costs are amortized over a three-year term.

9

COMPUSYSTEMS, INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Customer Deposits and Allowances

Customer deposits and allowances consists of remittances for future shows. Such deposits are applied to revenue in the period in which the show occurs, or refunded.

Revenue Recognition

Revenue is primarily from the sale of products, services, and digital assets, including software, applications, technology solutions, lead generation, customer support, and event-related activities. Revenue is recognized once service or product is invoiced and delivered, all typically within one year. Additional revenue is derived from rental income, physical goods sales, and other sources.

Leases

Effective January 1, 2022, CSI implemented Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No 2016-02, Leases (Topic 842), which requires the recognition of right-of-use assets and lease liabilities based on the present value of the remaining lease payments. A risk-free rate of return of 3.39% was used as the discount rate in order to determine present value.

Income Taxes

CSI has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. Under these provisions, the company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income tax on their respective share of the CSI's taxable income. CSI is subject to other various state and franchise taxes in states in which operations are conducted.

CSI evaluates all significant tax positions for federal and state income tax purposes. As of December 31, 2023 and 2022, CSI does not believe it has taken any positions that would require the recording of any additional tax liability.

CSI is subject to routine audits by taxing jurisdictions. Tax years that remain open for examination generally include the current and three preceding years, however, there are currently no audits for any tax periods in progress. CSI's policy is to classify income tax related interest and penalities in interest expense and other expenses.

10

COMPUSYSTEMS, INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.	PROPERTY AND EQUIPMENT

Property and equipment consists of:

	2023	2022
Production equipment and lead collection devices	$984,928	$905,232
Customized software	7,082,242	6,025,233
Customized software, development in progress	-	3,556,437
Office furniture, fixtures, and equipment	29,007	29,007
Leasehold improvements	115,283	115,283
Transportation equipment	28,237	28,237

Total property and equipment	8,239,697	10,659,429

Less accumulated depreciation and amortization	(5,793,447)	(5,838,684)

Property and equipment, net	$2,446,250	$4,820,745

Depreciation and amortization expense for 2023 and 2022 was $2,180,630 and $1,141,110, respectively. Capitalized in-house and contracted costs related to the design, development, and implementation of computer software marketed to clients and to exhibitors and registrants attending client events totaled $1,340,927 and $1,962,308, for 2023 and 2022, respectively.

11

COMPUSYSTEMS, INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023

4.	REVOLVING LINE OF CREDIT AND TERM LOAN

CSI maintains a $2,000,000 revolving line of credit (LOC) that originated in March 1, 2021, has a one-year term, is secured by a Blanket UCC Lien on all business assets, and has an interest rate equal to the prime rate as published in the Wall Street Journal plus one percent (which was 8.50% as of December 31, 2023) and has been periodically renewed. Effective October 31, 2024, the LOC has been renewed through February 28, 2025 with interest at the prime rate plus 4.00%.

Interest on the revolving line of credit is computed daily and is payable on a monthly basis.

CSI also has a term loan that originated in August 2016 in the amount of $4,912,117. This loan bears a variable interest rate equal to the lender's prime rate plus one percent (which was 8.5% as of January 31, 2023), and is collateralized by all business assets. The loan, as amended in March 2021, was due April 1, 2023 and has been periodically renewed. Effective October 31, 2024, the term loan was renewed through through February 28, 2025.

The revolving line of credit and bank loan agreements are subject to meet certain loan covenants pertaining to debt service liquidity. As of December 31, 2023, CSI was in compliance with these covenants or they were waived.

Effective April 19, 2024, CSI entered into a loan and security agreement with a related party which provides for loans up to $1,500,000 with interest payable at 15% and a maturity date of October 31, 2025.

5.	LEASES

CSI is party to separate lease agreements for its primary office space and warehouse facilities. The lease agreement for CSI’s primary office space located at 2601 Navistar Drive, Lisle, Illinois commenced in July 2020 and continued through June 2023. During July 2022, the agreement was renewed through June 2027 at an initial annual base rent of $178,882, scheduled to increase by $0.50 per rentable square foot annually through the end of the lease term. Rent expense under this agreement for the years ended December 31, 2023 and 2022 was $300,470 and $390,681, respectively.

The lease agreement for CSI’s warehouse facilities located at 4995 Varsity Drive, Lisle, Illinois commenced in October 2014 and continues through December 2025. Initial monthly rent under this agreement was $6,184 and is scheduled for 3% annual increases. Rent expense under this agreement for the years 2023 and 2022 was $94,709 and $91,951, respectively.

12

COMPUSYSTEMS, INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023

5.	LEASES (Continued)

In accordance with generally accepted accounting principles in the United States of America, CSI has recognized right-of-use assets and corresponding lease liabilities as follows:

	Office	Warehouse	Total
2024	$184,980	$97,550	$282,530
2025	189,042	100,477	289,519
2026	193,110	-	193,110
2027	113,834	-	113,834
Total lease payments	$680,966	$198,027	878,993
Less: Interest			(65,658)
Present value of lease liabilities			$813,335

6.	CONVERTIBLE DEBT

Convertible debt is comprised of loans received from CSI’s two stockholders in 2023 and 2022. The loans are unsecured, have a one-year term, and an interest rate of 8%. Each stockholder has the option to convert the loan to common stock of CSI at a valuation of one times trailing twelve months revenue. During 2022, $1,779,000 of such debt was converted to equity. During 2023, the remaining balance of $225,000 was paid back to the shareholders.

7.	U.S. SMALL BUSINESS ADMINISTRATION PAYROLL PROTECTION PROGRAM LOANS AND EMPLOYEE RETENTION CREDITS

In prior years, CSI obtained loans from the U.S. Small Business Administration under the Payroll Protection Program with interest at 1.00%. During 2022, $2,016,628 of the remaining balance was forgiven and has been offset against related payroll expenses in the accompanying financial statements. As of December 31, 2023 a residual balance of $133,000 remains and is included in current maturities of long-term debt.

Additionally, during 2022, CSI received Employee Retention Credits totaling $832,399 which have been offset against related payroll expenses in the accompanying financial statements.

8.	EMPLOYER PROFIT-SHARING AND 401(K) CONTRIBUTIONS

The Company maintains a 401(k) plan that covers substantially all of its employees. Under the 401(k) plan, the Company can voluntarily match 35% of employee contributions up to 3% of each participating employee's gross compensation. The Company did not make voluntary matching contributions to the plan in 2023 and 2022, respectively.

13

COMPUSYSTEMS, INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023

9.	CONTINGENCIES

Pursuant to an amended complaint filed on September 23, 2024, a vendor of CSI is seeking to collect from CSI approximately $929,000 in unpaid invoices. CSI has submitted its response on October 17, 2024 disputing this claim and has filed a counterclaim alleging deficiencies in services rendered, seeking damages of approximately $6 million for amounts previously paid. Due to the deficiencies in services, CSI has written off related amounts previously capitalized and recorded an impairment loss for the remaining unamortized amount of $1,614,487 as of December 31, 2023. Management plans to vigorously defend this action and does not anticipate any further losses.

10.	SUBSEQUENT EVENTS

Subsequent events have been evaluated through December 31, 2024, which was the date that these financial statements were available for issuance

As further discussed in Note 4, CSI entered into a loan and security agreement with a related party, effective April 19, 2024 and, effective October 31, 2024, the revolving line of credit and term loan were renewed through February 28, 2025. Additionally, as discussed in Note 9 above, CSI is involved in litigation with a vendor.

On December 19, 2024, CSI entered into an asset purchase agreement with another party to sell substantially all of CSI's assets. This agreement may be terminated by mutual consent of the parties.

Other than the matters described above, management is not aware of any additional subsequent events that would require recognition or disclosure in the financial statements.

14

COMPUSYSTEMS, INC.

Financial Statements and Independent Accountant's Report

For the Nine Months Ended September 30, 2024 and 2023

COMPUSYSTEMS, INC.

CONTENTS

September 30, 2024

1775 Legacy Circle Naperville, IL 60563

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders

CompuSystems, Inc.

Lisle, Illinois

We have reviewed the accompanying financial statements of CompuSystems, Inc., which comprise the balance sheet as of September 30, 2024, and the related statements of operations and stockholders' equity and cash flows for the nine months September 30, 2024 and 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of CompuSystems, Inc. management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

We have previously audited, in accordance with gennerally accepted auditing standards, the balance sheet of CompuSystems, Inc. as of December 31, 2023, and the related statements of operations and stockholders' equity and cash flows for the year then ended (not presented herein); and in our report dated December 31, 2024, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 2023, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant’s Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of CompuSystems, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant’s Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Naperville, Illinois

January 20, 2025

3

COMPUSYSTEMS, INC

BALANCE SHEETS

	September 30, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash	$64,686	$355,205
Accounts receivable, net	261,275	373,965
Unbilled receivables	137,722	171,553
Materials inventory	153,832	199,383
Prepaid expenses and other	144,255	445,812
Total current assets	761,770	1,545,918

RIGHT-OF-USE ASSETS	784,410	813,335

PROPERTY AND EQUIPMENT, NET	2,876,310	2,446,250

OTHER ASSETS
Deposits	133,900	133,400
Total other assets	133,900	133,400
TOTAL ASSETS	$4,556,390	$4,938,903
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable	$501,681	$885,865
Accrued expenses	2,591,442	2,274,746
Customer deposits and allowances	330,343	131,404
Line of credit	1,075,000	2,000,000
Current maturities of long-term debt	1,408,093	1,883,096
Operating lease liabilities, current portion	332,712	282,530
Loan from shareholder	1,545,000	-
Total current liabilities	7,784,271	7,457,641

LONG-TERM LIABILITIES
Operating lease liabilities, net of current portion	451,698	530,805

STOCKHOLDERS' EQUITY (DEFICIT)
Common stock, no par value, 1,000,000 shares authorized, 362,500 shares issued and 312,500 shares outstanding	-	-
Paid-in-capital	4,160,000	4,160,000
Accumulated deficit	(7,496,811)	(6,866,775)
Less treasury stock, at cost	(342,768)	(342,768)
Total stockholders' equity (deficit)	(3,679,579)	(3,049,543)
TOTAL LIABILITIES AND NET ASSETS	$4,556,390	$4,938,903

See accompanying notes to financial statements.

4

COMPUSYSTEMS, INC.

STATEMENTS OF OPERATIONS

Nine Months Ended September 30, 2024 and 2023

	2024	2023
SALES
Registration	$3,094,044	$2,967,559
Exhibitor software	5,836,572	6,243,095
Total sales	8,930,616	9,210,654

COST OF SALES	6,475,820	6,657,697

GROSS PROFIT	2,454,796	2,552,957

OPERATING EXPENSES
Sales and marketing	789,838	1,112,757
General and administrative	1,238,064	1,270,855
Depreciation and amortization	708,286	1,531,476
Total operating expenses	2,736,188	3,915,088

OPERATING INCOME (LOSS)	(281,392)	(1,362,131)

OTHER INCOME (EXPENSE)
Interest expense	(275,212)	(166,818)
Litigation and other	(73,432)	(371,863)
Total other income (expense)	(348,644)	(538,681)
NET LOSS	$(630,036)	$(1,900,812)

See accompanying notes to financial statements.

5

COMPUSYSTEM INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Nine months ended September 30, 2024 and 2023

	Common Stock	Paid-In Capital	Treasury Stock	Accumulated Deficit	Total
Balance at January 1, 2023	$-	$4,160,000	$(342,768)	$(2,704,644)	$1,112,588
Net loss	-	-	-	(1,900,812)	(1,900,812)
Balance at September 30, 2023	$-	$4,160,000	$(342,768)	$(4,605,456)	$(788,224)
Balance at January 1, 2024	$-	$4,160,000	$(342,768)	$(6,866,775)	$(3,049,543)
Net loss				(630,036)	(630,036)
Balance at September 30, 2024	$-	$4,160,000	$(342,768)	$(7,496,811)	$(3,679,579)

See accompanying notes to financial statements.

6

COMPUSYSTEMS, INC.

STATEMENTS OF CASH FLOWS

Nine Months Ended September 30, 2024 and 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(630,036)	$(1,900,812)
Adjustments to reconcile change in net assets to net cash from operating activities Depreciation and amortization	708,286	1,531,476
(Increase) decrease in:
Accounts receivables	112,690	1,369,781
Unbilled receivables	33,831	(103,511)
Materials inventory	45,551	(49,652)
Prepaid expenses, deposits and other	301,057	48,899
Increase (decrease) in:
Accounts payable	(384,184)	9,586
Accrued expenses and other	316,696	383,908
Customer deposits and allowances	198,939	(221,364)
Total adjustments	1,332,866	2,969,123
Net cash from operating activities	702,830	1,068,311

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(250,078)	(28,612)
Development in progress, customized software	(888,268)	(1,109,872)
Net cash used in investing activities	(1,138,346)	(1,138,484)

CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings on revolving line of credit	(925,000)	-
Payments on long-term debt	(475,003)	-
Debt proceeds	1,545,000	431,417
Payment to shareholder for convertible debt	-	(225,000)
Net cash from financing actvities	144,997	206,417

NET INCREASE (INCREASE) IN CASH	(290,519)	136,244

CASH, BEGINNING OF PERIOD	355,205	268,098

CASH, END OF PERIOD	$64,686	$404,342
Supplemental disclosure of cash flow information Cash payments for interest	$275,212	$166,818

See accompanying notes to financial statements.

7

COMPUSYSTEMS, INC.

NOTES TO THE FINANCIAL STATEMENTS

September 30, 2024

1.	NATURE OF OPERATIONS

CompuSystems, Inc. (CSI), incorporated on July 20, 1976 under the Illinois business corporation act of 1933, provides registration, lead collection, and ancillary data processing services to the meeting, convention and tradeshow industry. CSI conducts business throughout the United States, and in Europe and Asia.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation

The financial statements are prepared on the accrual basis of accounting whereby revenues and assets are recognized when earned, and expenses and liabilities are recognized when incurred.

Cash

Cash consists of demand deposits in financial institutions that include balances the exceed federally insured limits. CSI has not experienced any losses on such accounts and its managment does not believe it is exposed to significant risk.

Allowance for Credit Losses

CSI grants trade credit to its customers located within and outside of the United States of America. The allowance for credit losses is an estimate based on CSI's historical collection experience.

Such allowances were $108,568 as of September 30, 2024 and December 31, 2023.

Unbilled Receivables

Unbilled receivables consist of costs incurred for future shows in excess of billing realized.

Materials Inventory

Materials inventory is stated at the lower of cost (determined under the first-in, first-out method) or market.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of assets ranging from from 3 to 15 years.

CSI capitalizes in-house and contracted costs related to the design, development, and implementation of computer software marketed to clients and to exhibitors and registrants attending client events. Such capitalized costs are amortized over a three-year term.

8

COMPUSYSTEMS, INC.

NOTES TO THE FINANCIAL STATEMENTS

September 30, 2024

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Customer Deposits and Allowances

Customer deposits and allowances consists of remittances for future shows. Such deposits are applied to revenue in the period in which the show occurs, or refunded.

Revenue Recognition

Revenue is primarily from the sale of products, services, and digital assets, including software, applications, technology solutions, lead generation, customer support, and event-related activities. Revenue is recognized once service or product is invoiced and delivered, all typically within one year. Additional revenue is derived from rental income, physical goods sales, and other sources.

Leases

Effective January 1, 2022, CSI implemented Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No 2016-02, Leases (Topic 842), which requires the recognition of right-of-use assets and lease liabilities based on the present value of the remaining lease payments. A risk-free rate of return of 3.39% was used as the discount rate in order to determine present value.

Income Taxes

CSI has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. Under these provisions, the company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income tax on their respective share of the CSI's taxable income. CSI is subject to other various state and franchise taxes in states in which operations are conducted.

CSI evaluates all significant tax positions for federal and state income tax purposes. As of September 30, 2024, CSI does not believe it has taken any positions that would require the recording of any additional tax liability.

CSI is subject to routine audits by taxing jurisdictions. Tax years that remain open for examination generally include the current and three preceding years, however, there are currently no audits for any tax periods in progress. CSI's policy is to classify income tax related interest and penalities in interest expense and other expenses.

9

COMPUSYSTEMS, INC.

NOTES TO THE FINANCIAL STATEMENTS

September 30, 2024

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.	PROPERTY AND EQUIPMENT

Property and equipment consists of:

	September 30,	December 31,
	2024	2023
Production equipment and lead collection devices	$1,235,006	$984,928
Customized software	7,970,510	7,082,242
Office furniture, fixtures, and equipment	29,007	29,007
Leasehold improvements	115,283	115,283
Transportation equipment	28,237	28,237

Total property and equipment	9,378,043	8,239,697

Less accumulated depreciation and amortization	(6,501,733)	(5,793,447)

Property and equipment, net	$2,876,310	$2,446,250

Depreciation and amortization expense for the nine months ended September 30, 2024 was $708,286.

10

COMPUSYSTEMS, INC.

NOTES TO THE FINANCIAL STATEMENTS

September 30, 2024

4.	REVOLVING LINE OF CREDIT AND TERM LOAN

CSI maintains a $2,000,000 revolving line of credit (LOC) that originated in March 1, 2021, has a one-year term, is secured by a Blanket UCC Lien on all business assets, and has an interest rate equal to the prime rate as published in the Wall Street Journal plus one percent (which was 8.50% as of December 31, 2023) and has been periodically renewed. Effective October 31, 2024, the LOC has been renewed through February 28, 2025 with interest at the prime rate plus 4.00%.

Interest on the revolving line of credit is computed daily and is payable on a monthly basis.

CSI also has a term loan that originated in August 2016 in the amount of $4,912,117. This loan bears a variable interest rate equal to the lender's prime rate plus one percent (which was 8.5% as of January 31, 2023), and is collateralized by all business assets. The loan, as amended in March 2021, was due April 1, 2023 and has been periodically renewed. Effective October 31, 2024, the term loan was renewed through February 28, 2025.

The revolving line of credit and bank loan agreements are subject to meet certain loan covenants pertaining to debt service liquidity. As of December 31, 2023, CSI was in compliance with these covenants or they were waived.

Effective April 19, 2024, CSI entered into a loan and security agreement with a related party which provides for loans up to $1,500,000 with interest payable at 15% and a maturity date of October 31, 2025.

5.	LEASES

CSI is party to separate lease agreements for its primary office space and warehouse facilities. The lease agreement for CSI’s primary office space located at 2601 Navistar Drive, Lisle, Illinois commenced in July 2020 and continued through June 2023. During July 2022, the agreement was renewed through June 2027 at an initial annual base rent of $178,882, scheduled to increase by $0.50 per rentable square foot annually through the end of the lease term. Rent expense under this agreement for the nine months ended September 30, 2024 and 2023 was $148,252 and $136,378, respectively.

The lease agreement for CSI’s warehouse facilities located at 4995 Varsity Drive, Lisle, Illinois commenced in October 2014 and continues through December 2025. Initial monthly rent under this agreement was $6,184 and is scheduled for 3% annual increases. Rent expense under this agreement for the nine months ended September 30, 2024 and 2023 was $78,957 and $78,864, respectively.

11

COMPUSYSTEMS, INC.

NOTES TO THE FINANCIAL STATEMENTS

September 30, 2024

5.	LEASES (Continued)

During June 2024, CSI entered into an equipment finance agreement requiring 60 monthly payments of $3,745 through June 2029 with a discount rate of 8.5%. The agreement is collateralized by the underlying equipment acquired.

In accordance with generally accepted accounting principles in the United States of America, CSI has recognized right-of-use assets and corresponding lease liabilities as follows:

	Office	Warehouse	Equipment	Total
2024	$46,245	$24,388	$11,235	$81,868
2025	189,042	100,477	44,940	334,459
2026	193,110	-	44,940	238,050
2027	113,834	-	44,940	158,774
2028	-	-	44,940	44,940
2029	-	-	22,470	22,470
Total lease payments	$542,231	$124,865	$213,465	880,561
Less: Interest				(96,151)
Present value of lease liabilities				$784,410

6.	EMPLOYER PROFIT-SHARING AND 401(K) CONTRIBUTIONS

The Company maintains a 401(k) plan that covers substantially all of its employees. Under the 401(k) plan, the Company can voluntarily match 35% of employee contributions up to 3% of each participating employee's gross compensation. The Company did not make voluntary matching contributions to the plan for the nine months ended September 30, 2024.

7.	CONTINGENCIES

Pursuant to an amended complaint filed on September 23, 2024, a vendor of CSI is seeking to collect from CSI approximately $929,000 in unpaid invoices. CSI has submitted its response on October 17, 2024 disputing this claim and has filed a counterclaim alleging deficiencies in services rendered, seeking damages of approximately $6 million for amounts previously paid. Due to the deficiencies in services, CSI has written off related amounts previously capitalized and recorded an impairment loss for the remaining unamortized amount of $1,614,487 as of December 31, 2023. Management plans to vigorously defend this action and does not anticipate any further losses.

For the nine months ended September 30, 2024 and 2023, CSI incurred net losses of $630,036 and $1,900,812, respectively, and has a stockholders' deficit of $3,679,579 as of September 30, 2024. As further discussed in Note 8, CSI entered into an asset purchase agreement with another party to sell substantially all of CSI's assets. Should this agreement be terminated for any reason, the shareholders are committed to providing the necessary financing to sustain operations for a period of at least one year after the balance sheet date.

12

COMPUSYSTEMS, INC.

NOTES TO THE FINANCIAL STATEMENTS

September 30, 2024

8.	SUBSEQUENT EVENTS

Subsequent events have been evaluated through January 20, 2025, which was the date that these financial statements were available for issuance

As further discussed in Note 4, CSI entered into a loan and security agreement with a related party, effective April 19, 2024 and, effective October 31, 2024, the revolving line of credit and term loan were renewed through February 28, 2025. Additionally, as discussed in Note 7 above, CSI is involved in litigation with a vendor.

On December 19, 2024, CSI entered into an asset purchase agreement with another party to sell substantially all of CSI's assets. This agreement may be terminated by mutual consent of the parties.

Other than the matters described above, management is not aware of any additional subsequent events that would require recognition or disclosure in the financial statements.

13

Datavault AI Inc.

4,887,267 Shares of Common Stock

9,354,058 Shares of Common Stock underlying Warrants

PROSPECTUS

The date of this prospectus is February 14, 2025.